12 August 2005
E.P.  InterOil, Ltd
C/o InterOil Australia Pty Ltd
PO Box 6567
Suite 2, Level 2 79-87 Abbott Street
Cairns QLD 4870
Australia

Attn:	Mr Christian Vinson, Chief Operating Officer Mr Tom Donovan, Chief Financial Officer
Dear Sirs

RE:	USD 150,000,000.00 (UNITED STATES DOLLARS ONE HUNDRED AND FIFTY MILLION ONLY) SECURED REVOLVING CRUDE OIL IMPORT FACILITY
We, BNP PARIBAS, Singapore branch (the “Bank”) are pleased to offer you the following credit facilities (the “Facilities”) up to a maximum of USD 150,000,000.00 (United States Dollars One Hundred and Fifty Million Only) subject to the terms and conditions contained in this letter (the “Letter Agreement”) and the Standard Terms and Conditions Governing Banking Facilities (Ref: BNPP 11/2004-GeneralCorp-EPI Modified) together with the Addendum thereto (as may be ammended, revised or supplemented from time to time) attached hereto (collectively, the “Standard Terms”) as attached in Schedule 1 of this Letter Agreement.
The terms and conditions of this Letter Agreement shall, with effect from the date of receipt by the Bank of the Borrower’s acceptance of this Letter Agreement, substitute those terms and conditions in the Letter Agreement dated 31 May 2004 as supplemented from time to time (the “Previous Facility Letter”). In the event that this Letter Agreement is not accepted or lapses and is not extended by the Bank, the terms and conditions in the Previous Letter Agreement shall continue to apply, save for any revision or amendments to the Interest Rate and any reduction in the amount of the Facilities as stated herein.
1.	Borrower

E.P. InterOil, Ltd C/o InterOil Australia Pty Ltd PO Box 6567 Suite 2, Level 2 79-87 Abbott Street Cairns QLD 4870 Australia

(the “Borrower”)

2.	Amount

USD 150,000,000.00 (United States Dollars One Hundred and Fifty Million only), subject to the Price Escalation Provision defined in Clause 10(a) below.

3.	Facilities

The purpose of the Facilities is to finance the Borrower’s ongoing purchase of crude oil/petroleum products pre-sold to InterOil Limited (the “Refiner” or “IOL”), including related hedging requirements. The Refiner will process the crude oil into petroleum products (the “Products”) in its refinery located at Napa Napa, Fairfax Harbour near Port Moresby, Papua
BNP PARIBAS Incorporated in France with Limited Liability
20 Collyer Quay, Tung Centre, Singapore 049319. Tel: (65) 6210 1288 Fax: (65) 6224 3459
Registered Office: 16, bid des Italiens, 75009 Paris, France - 662 042 449 RCS Paris - www.bnpparibas.com

New Guinea (the “IOL Refinery” which expression shall include all storage facilities located therein). The Products will be subsequently sold to:
(i)	all distributors in the Independent State of Papua New Guinea (the “State”) that distribute the petroleum products (the “Products”) to retailers of the Products.

(ii)	The Borrower under the IOL Export Contract.
The Facilities comprise the following:
Facility 1:
USD120,000,000.00 (United States Dollars One Hundred and Twenty Million only) for the issuance of documentary letters of credit and / or stand by letters of credit (each an “LC” and collectively “LCs”) (maximum payment terms of 30 days after bill of lading), followed by secured loans in the form of short-term advances and advances on merchandise (“AOM”) (collectively, the “Short Term Loans”). The maximum tenor for each Short Term Loan to which an LC relates, shall not exceed 60 days from the date of the first Advance under such Short Term Loan (“Maturity Date”).
Sublimit under Facility 1: USD 6,500,000.00 (United States Dollars Six Million Five Hundred Thousand only) for Hedging Transactions via BNP Paribas Energy Indexed Transaction Group or other acceptable counter parties
Issuance of standby letters of credit (“SBLC”) and / or bank guarantees to cover hedging transactions with acceptable counter parties (max tenor: 9 months) to protect the refinery margins and / or such other accommodation (including but not limited to commodity derivatives facility). Subject to clause 20(a), any commodity derivatives facility may be granted by the Bank through its New York facility office (or such other facility office as the Bank may select) and shall be subject to such further documentation as may be required by such facility office.
Facility 2:
USD 40,000,000.00 (United States Dollars Forty Million only) for fully cash-secured short term advances and for discounting of any monetary receivables acceptable to the Bank.
The purpose of Facility 2 is for:
(a)	the extension of cash-secured short-term advances (“Advances”) on a fully cash-covered basis at the sole discretion of the Bank for such period(s) as the Bank may deem fit, provided that the Bank is in full receipt of additional pledged cash deposits equivalent to 100% of such Advance made by Interoil Corporation, to be utilised to refinance any outstanding under Facility 1. Such additional pledged cash deposits shall be subject to the Charge on Cash Amounts dated 31 May 2004 executed by IOC in favour of the Bank and placed in such account(s) of IOC as the Bank may deem fit; and
(b)	the discounting of any monetary receivables (“Discount”) arising pursuant to or in connection with the SIETCO Export Contract and the SIETCO Naphtha Contract, or such other sales contracts which are acceptable to the Bank.
Provided That the maximum aggregate principal outstandings under the Facilities shall not at any time exceed USD150,000,000.00 (United States Dollars One Hundred and Fifty Million only).
Without prejudice to the foregoing discretion of the Bank and to the Bank’s right of review under any other provision herein, it is hereby acknowledged, agreed and accepted by the Borrower that the credit limit, nature and purpose of the Facilities granted herein, or any part thereof, may be reduced, increased added to or otherwise adjusted and reviewed by the Bank from time to time at the Bank’s sole and absolute discretion (whether pursuant to the Borrower’s request or otherwise and whether subject to such additional collateral pricing and conditions as the Bank may deem fit to impose) (the “Adjustment”). Accordingly, any notice issued by the Bank to the Borrower advising on an Adjustment shall take effect in accordance with such notice (which is in any event, no later than thirty (30) days from the date of such notice, unless otherwise agreed by the Bank and the Borrower in writing), which shall be fully binding upon the Borrower and automatically constitute a supplement to this Letter Agreement upon such issuance by the Bank.

In the event of any reduction in the credit limit of the Facilities or any part thereof pursuant to an Adjustment, the Borrower undertakes to make such repayment of the outstandings under the Facilities as the Bank may require to comply with the reduced credit limits. In the event of any increase in the Facilities or any part thereof or any additional credit limit granted pursuant to an Adjustment, the grant and utilisation of such increased or additional credit limit shall be subject to the terms and conditions of this Letter Agreement. The Borrower further undertakes to comply with the additional collateral and conditions imposed by the Bank in the said notice relating to an Adjustment provided that any additional collateral to be given shall be subject to the Inter-creditor Deed (defined below).

4.	Commission & Charges

The Borrower shall pay to the Bank the fees set out in the fee letter of the even date issued by the Bank together with this Letter Agreement (the “Fee Letter”). The Borrower’s acceptance of this Letter Agreement shall be deemed as also acceptance of the Fee Letter.

5.	Interest for Short Term Loans

(a)	The rate of interest applicable to any Advance under the Short Term Loans during each Interest Period relating thereto shall be 2.5% per annum above LIBOR. Interest on each Advance shall be payable at the end of such Interest Period to which that Advance relates.

(b)	The Interest Period for each Advance under the Short Term Loans to which an LC relates, shall be 1 (one) week, or any other period as notified by the Borrower to the Bank in writing not less than 2 (two) Business Days prior to the date of drawing or (as the case may be) expiry of the current Interest Period and agreed by the Bank. Any Interest Period of any Advance under a Short Term Loan to which an LC relates which ends after the Maturity Date of that Short Term Loan or which ends after the Demand Date, shall be automatically abridged to end on the earlier of that Maturity Date of that Short Term Loan or (as the case may be) the Demand Date.

(c)	All interest (including default interest) shall be calculated on the basis of a year of 365 days for Singapore Dollar and Sterling Pound, and on the basis of a year of 360 days for all other currencies.

“LIBOR” means, in respect of any interest period or other period and in relation to any Advance or unpaid sum, the rate per annum determined by the Bank to be the rate which appears under the Reuters “LIBOR01” or Telerate “Page 3750” (or such other page or service as may replace the Reuters, Telerate or such other system) at or about 11 am, London time, two (2) London Business Days prior to the commencement of such interest period or other period.

In the absence of the above mentioned rate for determining LIBOR and at the Bank’s sole discretion, “LIBOR” means, in respect of any Interest Period or other period and in relation to any Advance or unpaid sum, the rate per annum determined by the Bank to be the rate at which deposits denominated in the currency of the Advance or unpaid sum for the relevant Advance or other such sum (as the case may be) were offered to the Bank by leading banks in the London

Interbank Market at or about 7 pm, Singapore time, two (2) Business Days prior to the commencement of such Interest Period or other period.

5A.	Interest for Advances and Discounts under Facility 2

(a)	The rate of interest applicable to any Advance under Facility 2 during each applicable Interest Period relating thereto shall be LIBOR. The rate of interest applicable to each Discount under Facility 2 shall be 0.50% per annum above LIBOR calculated on the amount of the relevant Receivables for the period commencing on the proposed value date of the discounting until the date of actual receipt by the Bank of full payment of the Receivables from the relevant counterparty. Interest on each Advance under Facility 2 shall be payable at the end of such Interest Period to which that Advance relates. Interest and fees from each Discount may either be (1) deducted upfront from the funds made available by the Bank under the relevant Discount; or (II) from the proceeds of the Receivable received from the relevant counterparty, such deduction to be made at the Bank’s sole discretion.

(b)	The Interest Period for each Advance under Facility 2 shall be 1 (one) week, or any other period as notified by the Borrower to the Bank in writing not less than 2 (two) Business Days prior to the date of drawing or (as the case may be) expiry of the current Interest Period and agreed by the Bank.

6.	Currency

In United States Dollars (USD) only.

7.	Availability and Tenor; Repayment

(a)	The Facilities shall be available from the date of acceptance hereof subject to fulfilment of all conditions precedent and Clause 10 until 30 June 2006 (the “Availability Period”). No drawings or utilisation shall be permitted after the Availability Period. Notwithstanding the foregoing, the Bank may within its sole discretion decide whether to extend the Availability Period. For the avoidance of doubt, any utilisation under the Facilities requested within the Availability Period but which has a maturity date ending beyond the Availability Period shall, subject to the terms of this Letter Agreement, be permitted so long as that utilisation is fully repaid by such maturity date.

(b)	Without prejudice to the Bank’s right of review:
(i)	the Borrower shall repay each Advance under the Short Term Loans on the last day of the Interest Period relating to that Advance together with all unpaid interest accrued on that Advance, unless otherwise earlier demanded by the Bank in which event the Borrower shall pay such Advance upon such demand (the “Demand Date”). Any Advance so repaid prior to the Maturity Date of the Short Term Loan to which such Advance relates, may be reborrowed during the Availability Period subject to fulfilment of the conditions in Clause 10(b) which shall apply to such reborrowing; and

(ii)	all outstandings under the Facility 1 (other than the Short Term Loans ) shall mature and be repayable upon the respective maturity dates, being (in relation to each transaction financed and LC issued) on later than 90 days from bill of lading date to which that LC relates. No amount repaid may be reborrowed.

(iii)	the Borrower shall repay each Advance under Facility 2 on the last day of the Interest Period relating to the Advance, unless otherwise earlier demanded by the Bank in which case the Borrower shall pay such Advance on the Demand Date. Any amount repaid may not be reborrowed.
(c)	No later than 3 months before the end of the Availability Period, the Bank and the Borrower shall meet to consider and discuss the renewal of the Facilities for another 12 months beyond the Availability Period and the Borrower and the Bank shall endeavour to reach such an agreement no later than 1 month prior to the end of the Availability Period.
(d)	Notwithstanding any provision to the contrary herein, nothing herein shall oblige the Bank to grant or continue to grant the Facilities unless the Bank in its sole discretion agrees. The Facilities granted herein shall be deemed to be granted on a fully uncommitted basis. In particular but without prejudice to the foregoing, each utilisation under the facilities for any transaction is subject to the Bank’s approval of that transaction.
8. Review
Notwithstanding any other provisions to the contrary, the availability of the Facilities and the terms and conditions described herein are subject to the Bank’s periodic review and the Facilities may be immediately cancelled in writing at the Bank’s sole discretion. Upon any cancellation of the Facilities, whether pursuant to a review or otherwise, the Bank may by notice in writing to the Borrower.
(a)	declare all or any part of the unutilised portions of the Facilities to be immediately cancelled whereupon they shall become so cancelled;

(b)	declare all or any part of the amounts outstanding under such Facilities to be immediately due and payable whereupon they shall become so due and payable;

(c)	enforce its rights under any security documents; and/or

(d)	if the Bank’s obligations under any notes or bills (accepted, endorsed or discounted), bonds, guarantees, indemnities, documentary or other credits or any instruments issued by the Bank have not been fully discharged, require the Borrower to immediately pay to the Bank such amount of monies as may be necessary to enable the Bank to apply the same to obtain a full discharge of its liabilities, actual or contingent, under such notes, bills, bonds, guarantees, indemnities, documentary or other credits or any instruments.
9. Security; Collateral and Security Margin
The Facilities shall be secured by the following Security Documents (and consents, notices or acknowledgements required thereunder), each duly executed by relevant parties thereto in form and substance satisfactory to the Bank:
From the Borrower
(a)	Deed of Charge (limited debenture) dated 9 June 2004.

(b)	Deed of Assignment of Proceeds dated 9 June 2004 in respect of:
(i)	hedging contracts between the Borrower and acceptable counter parties for the protection of the refinery crack spreads (the “Hedging Contracts”), including all proceeds thereunder;

(ii)	crude oil sale and purchase contracts between the Borrower (as seller) and the Refiner (as buyer) dated 31 May 2004 (the “IOL Crude Oil Contract”), including all proceeds thereunder,

(iii)	petroleum products sale and purchase contract between the Borrower (as buyer) and the Refiner (as seller) dated 31 May 2004 (the “IOL Export Contract”), including all proceeds thereunder.

(iv)	Export Marketing and Shipping Agreement between the Borrower and Shell International Eastern Trading Company dated 23 March 2001 (the “SIETCO Export Contract”), including all proceeds thereunder.

(v)	Agreement for the Sale and Purchase of Naphtha between the Borrower and Shell International Eastern Trading Company dated 8 February 2001 (the “SIETCO Naphtha Export Contract”) including ail proceeds thereunder,

(vi)	all other sale contracts entered into by the Borrower with any other buyers, in respect of the Products, including all proceeds thereunder.
(c)	Charge On Cash Amounts dated 9 June 2004 on all account(s) held by the Borrower with the Bank, including but not limited to the EPI Collection Account and the EPI Security Margin Account.
From InterOil Limited (“IOL”)
(d)	Corporate guarantee from IOL

(e)	Mortgage of Contractual Rights in respect of;
(i)	the Domestic Sales Contract between the Refiner and Shell Papua New Guinea Limited dated 9 April 2001 (the “Shell Domestic Contract”), including all proceeds thereunder.

(ii)	the Domestic Sales Contract between the Refiner and BP Papua New Guinea Limited (now known as “InterOil Products Limited” since 29 April. 2004) dated 27 April 2004 (the “BP Domestic Contract”), including all proceeds thereunder.

(iii)	sale and purchase contract between the Refiner and Niugini Oil Services Limited dated 28 May 2004 (the “Niugini Domestic Contract”), including all proceeds thereunder.

(iv)	the IOL Export Contract, including all proceeds thereunder.

(v)	the IOL Crude Oil Contract, including all proceeds thereunder.

(vi)	all other sale contracts entered into by the Refiner with any other buyers in respect of the Products (including but not limited to the sale and purchase contract between the Refiner and Mobil Oil New Guinea Limited. (the “Mobil Domestic Contract”)), including all proceeds thereunder.
(f)	Fixed Charge over acceptable insurance policy covering any losses to crude oil and the Products located in the Refiner’s storage facilities, with the Bank nominated as sole named loss payee including all proceeds thereunder.

(g)	Fixed or floating charge dated 9 June 2004 on all crude oil and the Products located in the Refiner’s IOL Refinery, as the case may be.

(h)	Fixed Charge over all amounts standing to the credit of the IOL Collection Account and IOL Operating Account dated 9 June 2004.

(i)	Charge On Cash Amounts of all accounts(s) held by the Refiner with the Bank, including but not limited to the IOL Account dated 9 June 2004.

(j)	Deposit Agreement between the Bank, IOL and the Australia and New Zealand Banking Group (PNG) Limited (“ANZ PNG”).

(k)	Irrevocable Letter of Authorisation in respect of the IOL Account dated 10 June 2004.
From InterOil Corporation (“IOC”)
(l)	Corporate guarantee dated 9 June 2004 from InterOil Corporation (“IOC”).

(m)	Charge on Cash Amounts of all account(s) held by IOC with the Bank, including but not limited to the IOC Security Margin Account dated 9 June 2004.
From Other Parties/Other Documents
(n)	Corporate guarantee dated 9 June 2004 from SP InterOiL LDC.

(o)	Original bills of lading made to the order or endorsed to the Bank.

(p)	Intercreditor Agreement between the Borrower, the Refiner, Overseas Private Investment Corporation (“OPIC”) and the Bank.

(q)	Letter of Acknowledgement by Petrofac Niugini Limited in respect of the Bank’s security interest in and to the crude oil and Products in the Refinery dated 9 June 2004.

(r)	Notice of Priority Charge by OPIC to ANZ PNG dated 10 June 2004 notifying the Bank’s priority security and interest in respect of the IOL Operating Account pursuant to the Intercreditor Agreement.

(s)	Any other security which may be reasonably requested by the Bank or advised by the Bank’s legal counsels.
IOL, IOC and SP InterOil, LDC shall collectively be referred to as the “Guarantors”.
The Borrower confirms and agrees that all security given pursuant to this Letter Agreement is or shall be in full force and effect and subsists and applies to and in respect of all liabilities under this Letter Agreement and if necessary the Borrower shall execute and procure the execution of such further documents as required to render each such security effective.
Security Margin
The Borrower undertakes to maintain and ensure that the Security Margin shall at all times be not less than 20% of the outstandings under Facility 1, until all outstandings under Facility 1 are fully and unconditionally repaid.
“Security Margin” means, expressed as a percentage, the aggregate of:
(a)	all current and not overdue USD receivables under the SIETCO Export Contract and the SIETCO Naphtha Export Contract and any other USD receivables, in each case acceptable and assigned to the Bank to be deposited into the EPI Collection Account; and

(b)	all USD cash deposits standing to the credit of the IOC Security Margin Account, EPI Security Margin Account, EPI Collection Account the IOL Account. (the “Cash Deposit”),
as determined by the Bank, divided by the total outstandings under Facility 1, provided always that the aggregate Cash Deposit shall at all times be not less than USD2,000,000,00 (United States Dollars Two Million only) (the “Minimum Cash Deposit”).
The Bank’s determination of the Security Margin shall, in the absence of manifest error, be final and conclusive on the Borrower.
Collateral Value Ratio (“CVR”)
The Borrower further undertakes to maintain and ensure that the CVR shall at all times be not less than 1.20 until all outstandings under Facility 1 are fully and unconditionally repaid.

“CVR” means:

IV + AR + CH + HGS

LC + LN + HGD

where:

IV	=	aggregate of marked-to-market value of crude oil and the Products inventories financed under Facility 1.

AR	=	aggregate of all current and not overdue receivables of (a) the Refiner under the shell Domestic Contract, the BP Domestic Contract, the Mobil Domestic Contract and the Niugini Domestic Contract, and all other domestic sate contracts entered into by the Refiner with any other buyers from time to time in respect of the Products and (b) all receivables of the Borrower under the SIETCO Export Contract and the SIETCO Naphtha Export Contract and all other sale contracts entered into by the Borrower with any other buyers from time to time in respect of the Products, in each case to be acceptable to the Bank at its sole discretion (including the USD receivables).

CH	=	aggregate of all credit balances in the IOC Security Margin Account, EPI Security Margin Account, EPI Collection Account, the IOL Collection Account and the IOL Account.

LC	=	aggregate of all principal outstandings (whether actual or contingent) under or pursuant to all documentary letters of credit and / or standby letters of credit / bank guarantees issued by the Bank under facility 1.

LN	=	aggregate of all principal outstandings under the Short Term Loans.

HGS	=	aggregate of all marked-to-market hedging gains under the Hedging Contracts.

HGD	=	aggregate of all marked-to-market hedging losses under the Hedging Cotratcts.
The Bank’s determination of the CVR shall, in the absence of manifest error, be final and conclusive on the Borrower.
10.	Utilisation of the Facilities
Each utilisation under Facilities shall be subject to the Bank’s approval, the completion of all legal documentation and to the fulfilment of all Conditions Precedent including but not limited to the Conditions Precedent set out in Schedule 2 hereto and the following:-
(a)	the issuance of each LC shall be subject to:-
(i)	receipt in advance of the Bank’s standard application form from the Borrower, duly executed and lodged with the Bank no later than 3 Business Days before the date of issuance of each LC;

(ii)	receipt in advance of satisfactory provisional economics related to the LC lodged with the Bank no later than 3 Business Days before the date of issuance of each LC, which takes into account any dead stock in the IOL Refinery;

(iii)	receipt by the Bank of the Minimum Cash Deposit;

(iv)	the Security Margin being complied with at all times;

(v)	the CVR being at least equal to 1.20 at all times;

(vi)	receipt by the Bank of such sale contracts and other documents at such time and in such form as the Bank may require in respect of the transaction to be financed by the Bank under each utilisation; and

(vii)	notwithstanding the Facility Amount set out in Clause 2, the face amount of the LC shall be subject to the price escalation provision as defined in the price formula in the LC and in such event, the Facility Amount shall be automatically increased to include such price escalation (the “Price Escalation Provision”);
(b)	drawings of the Short Term Loans shall be subject to:-
(i)	receipt by the Bank of not less than two (2) Business Days’ prior written drawing notice in the form of Annex A or such other From acceptable to the Bank, prescribed in the Standard Terms of each proposed drawing date;

(ii)	the Minimum Cash Deposit being complied with at all times;

(iii)	the Security Margin being complied with at all times;

(iv)	the CVR being at least equal to 1.20 at all times;

(v)	the Short Term Loans being used only for the purpose of refinancing any LC / SBLC/ bank guarantee issued by the Bank under this Letter Agreement; and

(vi)	the amount of each drawing under the Short Term Loan shall not exceed the amount drawn in relation to any LC/SBLC/bank guarantee to which such drawing relates.
(c)	Issuance of each SBLC and / or bank guarantees shall be subject to:
(i)	receipt in advance of the Bank’s standard application form from the Borrower, duly executed and lodged with the Bank no later than 3 Business Days before the date of issuance of each SBLC / bank guarantee;

(ii)	receipt by the Bank of acceptable hedging contracts with acceptable counter parties;

(iii)	the Minimum Cash Deposit being complied with at all times;

(iv)	the Security Margin being complied with at all times; and

(v)	the CVR being at least equal to 1.20 at all times.
Subject to the other terms herein, any amount repaid shall remain available for redrawing so long as the Facilities continue to be made available by the Bank, PROVIDED THAT the aggregate amount of outstanding under the Facilities shall not at any time exceed the total relevant amount of the Facilities set out in Clause 2.
(d)	Utilisation of any commodity derivatives facility is subject to the Bank’s receipt of the following documents in form and substance satisfactory to the Bank;
(i)	duly executed Consent for Disclosure Form as per the Bank’s prescribed form;

(ii)	duly executed Risk Disclosure Statement as per the Bank’s prescribed form; and

(iii)	such other documents as the Bank may require or request.
(e)	Advance under Facility 2 shall be subject to;
(i)	receipt by the Bank of not less than two (2) Business Days’ prior written drawing notice in the form of Annex A prescribed in the Standard Terms of each proposed drawing date; and

(ii)	full receipt by of the Bank of additional new pledged cash deposits equivalent to at least 100% of the amount of each drawing and estimated interest payable under each relevant drawing.
(f)	Discounting shall be subject to:
(i)	Receipt by the Bank of an acceptable commercial invoice and respective copy bills of lading issued by the Borrower to SIETCO with respect to deliveries of the Products under the SIETCO Export Contract and the SIETCO Naphtha Export Contract, or any other commercial invoice acceptable to the Bank, as determined by the Bank at its sole discretion; and

(ii)	Execution of request for Discount, in the form and substance satisfactory to the bank.
11.	Additional Covenants & Undertakings
(a)	The Borrower undertakes that, in the event the IOL Refinery’s capacity utilisation at any time is less than 50% (excluding planned shutdowns for which prior notice is given to the Bank) for more than a period of 10 consecutive days, it shall hedge or procure the Refiner to hedge, all crude oil sold to the Refiner by the Borrower in such manner acceptable to the Bank so as to mitigate any potential adverse oil price exposure that may result from the Refinery’s non-operation.

(b)	The Borrower undertakes to provide to the Bank a reconciliation of the provisional economics related to each crude oil cargo financed, in accordance to Clause to 14.2 below.

(c)	The Borrower undertakes to ensure that the Refinery Contractor and / or an acceptable inspection company (including but not limited to SGS PNG) issues weekly reports directly to the Bank, confirming the volume (among other information) of the crude oil and the Products located in the IOL Refinery and charged to the Bank.

(d)	The Borrower undertakes to provide to the Bank its weekly receivables ageing report.

(e)	The Borrower undertakes to provide to the Bank the Refiner’s weekly receivables ageing report.

(f)	In addition to any other accounts required to be furnished by the Borrower set out in the Standard Terms, the Borrower undertakes to provide to the Bank;
(i)	at the end of each quarter of each calendar year, a copy of the Borrower’s consolidated accounts including the auditors Report of Factual Findings and certified by the Chief Financial Officer of the Borrower; and

(ii)	at the end of each calendar year, a copy of the Borrower’s audited accounts duly certified by its auditors.
(g)	The Borrower undertakes to provide, and procure that the Refiner provides, to the Bank at the beginning of each quarter of each calendar year, an operating expenses budget (for expenses denominated in Kina, USD and any other currency) for the following quarter.

(h)	The Borrower undertakes not to create any future charge, mortgage, pledge or lien in respect of any of the properties or assets charged or to be charged to the Bank under the Security Documents nor assign any of its account receivables which have been or are to be charged to the Bank under the Security Documents, without the prior written consent of the Bank, save and except for such existing security interest in favour of OPIC and notified to the Bank as at the date of this Letter Agreement.

(i)	The Borrower shall not, and shall procure that the Refiner and each of the Guarantors shall not, whether by a single transaction or by a number of transactions, whether related or not (other than in the ordinary course of business and at arm’s length for valuable consideration), sell, transfer, assign, lease out, grant licenses over, alienate, lend or otherwise dispose of (whether outright by a sale-and-repurchase or sale-and-lease-back arrangement or otherwise) or cease to exercise direct control over all or any part of its assets, without the prior written consent of the Bank.

(j)	The Borrower undertakes to immediately notify the Bank of any notice of default or termination it receives from OPIC or from any party under the Project Agreement.

11A. Additional Terms Relating to the Discounting under Facility 2

(a)	Any Discount shall be subject to a right of limited recourse giving the Bank the right to require the Borrower to repay the Bank (in full or in part, as the Bank may in its sole discretion determine) any Receivable which is the subject of any Discount, if any of the following events occurs in relation to such Receivable (each, a “Recourse Event”);
(i)	the relevant counterparty fails or Refuses or is unable to pay the Receivable or any part thereof, or such Receivable or any part thereof is not received by the Bank on its relevant due date, for any reason whatsoever (including but not limited to whether due to force majeure or a right of set-off or a contractual breach, etc. or otherwise and whether due to a default by the Borrower or any party or otherwise);

(ii)	the relevant counterparty has paid the relevant Receivable or any part thereof to the Borrower;

(iii)	the relevant sales contract to which such Receivable relates is terminated, aborted, repudiated, invalid, illegal or otherwise unenforceable for any reason whatsoever, or the relevant counterparty makes any prepayment of such Receivable which has the effect of decreasing the amount of such Receivable;

(iv)	the Borrower has been or is in breach of any of its representations or undertakings under this Letter Agreement or an Event of Default or a Potential Event of Default has occurred;

(v)	the monetary value of the Receivable as calculated by the Borrower, or otherwise notified (in whatever manner) to the Bank by the Borrower, prior to any Discount of such Receivable (the “Initial Receivable Value”) is less than the amount of such Receivable which is actually received by the Bank on its due date (the “Actual Receivable Value”), provided that the recourse of the Bank in such event shall only be in respect of the amount equal to the difference between the Initial Receivable Value and the Actual Receivable Value (the “Excess Payment”).
(b)	On the occurrence of any Recourse Event, the Borrower shall by no later than two (2) Business Days of the demand by the Bank:
(i)	pay in full, the amount equal to the relevant Receivable or (where the Recourse Event solely relates to Clause 11A(v)) the Excess Payment, which is the subject of any Discount and to which such Recourse Event relates (such amount, the “Recourse Amount”); and

(ii)	indemnify the Bank against any cost, expenses (including legal expenses on a full indemnity basis), loss or liability incurred by the Bank as a result of the occurrence of any Recourse Event (including, without limitation, any costs of funding and related charges).
(c)	If the Borrower does not pay the Recourse Amount on the due date pursuant to Clause 11A(b), then interest shall accrue on the Recourse Amount (or part outstanding) from such date up to the date of its actual payment at a rate equal to the aggregate of the interest rate as set out in Clause 5A(a) applicable to the Discounting Facility and the margin of 5.5% per annum. Such interest shall be immediately due and payable by the Borrower to the Bank, whether demanded or not.

(d)	The Borrower hereby irrevocably undertakes to the Bank that:
(i)	it shall at the request of the Bank, take all such steps, actions and/or proceedings as shall be necessary, including but not limited to the institution of legal proceedings against the relevant counterparty in the name of the Bank or in its own name or otherwise, and in such manner and at such time as the Bank shall deem necessary, with a view to assisting the Bank to recover the Receivable due by the relevant counterparty under the relevant sales contracts to which a Discount relates;

(ii)	in the event that the Borrower recovers, directly or indirectly, from the relevant counterparty any Receivable to which a Discount relates, by whatever means (including but not limited to legal proceedings, set-off, counterclaim or any other form of compensation or through any other method whatsoever), the Borrower shall hold these amounts in trust for the Bank and shall forthwith pay/refund the Bank any amounts so recovered, up to the amount of the relevant Receivable which is the subject of such Discount;

(iii)	it shall take such actions and execute such documents and deeds as the Bank may require to enable the Bank to obtain full and unencumbered rights to each relevant Receivable from the relevant counterparty;

(iv)	it will duly perform all its obligations under each relevant sales contract to which a Discount relates;

(v)	it has not and will not create any security interest over any Receivable which is the subject of a Discount or any of its rights, title and interest and to such Receivable, save in favour of the Bank;

(vi)	it shall not make any amendment to or release any counterparty under any relevant sale contract to which a Discount relates, from such counterparty’s obligations to pay the Receivable or any part thereof, or otherwise enter into any compromise with such counterparty in respect of such obligation, without the prior written consent of the Bank; and

(vii)	it shall forthwith inform the Bank if any Recourse Event occurs or will occur.
12.	Demand Under LC

(a)	If any demand is made of the Bank under any LC, the Borrower shall upon receipt of the Bank’s notice make immediate payment to the Bank or any account as directed by the Bank, of an amount equal to the amount so demanded or as otherwise stipulated by the Bank.

(b)	The Bank shall at all times be entitled to make any payment under any LC for which a demand has been made without further investigation or enquiry and need not concern itself with the propriety of any claim made or purported to be made under and in the manner required by the terms of such LC. Accordingly it shall not be a defence to any demand made on the Borrower under this Letter Agreement, nor shall the Borrower’s obligations hereunder be affected or impaired by the fact that the Bank was or might have been justified in refusing payment in whole or in part of the amounts so claimed.

13. Prepayment
The Borrower may upon giving the Bank not less than 2 Business Days’ prior written notice prepay the outstandings (in whole or in part) under the Facilities. If a prepayment is effected on the last day of any Interest Period, no prepayment fee shall be charged. If a prepayment is effected on a date other than an interest payment date, the Borrower shall indemnify the Bank in accordance with Clause B 1(ii) of the Standard Terms or such other relevant clause as may replace Clause B 1(ii).
14.	Accounts

14.1	General

(a)	Until such time that all actual and contingent obligations and liabilities of the Borrower hereunder have been fully discharged, no amount standing to the credit of each of the accounts set out in Clauses 14.2 to 14.9 (collectively referred to as the “Accounts”) shall be repayable to the Borrower or the Refiner, unless prior written consent is given by the Bank.

(b)	Subject to the following provisions in this clause 14, the Bank shall at all times be entitled (but not obliged) to apply the whole or any part of amounts standing to the credit of the Accounts or any one or more of them, in or towards payment or satisfaction of any sums at any time due under this Letter Agreement or any other liabilities (whether actual or contingent, present or future and expressed in whatever currency) owing from the Borrower under this Letter Agreement.

14.2	EPI Collection Account

(a)	The Borrower shall open with the Bank a USD account to be designated as the EPI Collection Account in the name of the Borrower for the purpose of this Letter Agreement.

(b)	The Borrower shall ensure that all payments and sales proceeds under the IOL Crude Oil Contract, the SIETCO Export Contract, the SIETCO Naphtha Export Contract and any other contract entered into by the Borrower with any other buyer for the sale of the Products, are paid into the EPI Collection Account.

(c)	Prior to the occurrence of an Event of Default (including but not limited to any of the additional Events of Default as defined in Schedule 3 of this Letter Agreement), without prejudice to the Borrower’s repayment obligations under this Letter Agreement, the credit balance of the EPI Collection Account shall be applied at the end of each Interest Period or the date on which the Borrower requests a transfer pursuant to Clause 14.2(d) or any other date as selected by the Bank, in the following priority:
(i)	Settlement of hedging contracts financed under this Letter Agreement;

(ii)	Fees and expenses due and payable under the Letter Agreement including the all in financing fee and any other costs;

(iii)	Interest (including default interest) due and payable under this Letter Agreement;

(iv)	Outstanding principal amount of the Facilities which is due and payable under this Letter Agreement (excluding any Short Term Loans which are reborrowed pursuant to the terms of this Letter Agreement);

(v)	For transfer as Cash Deposit only to the EPI Security Margin Account solely for the purpose of complying with the Security Margin; and

(vi)	Any other sums due to the Bank under this Letter Agreement.
(d)	Prior to the occurrence of an Event of Default (including but not limited to any of the additional Events of Default as defined in Schedule 3 of this Letter Agreement), after the application of the credit balances in the order of priority indicated in Clause 14.2(c) above, and strictly conditional upon:
(i)	the CVR being at least equal to 1.20 at all times (whether prior to, at the time of or following the transfer mentioned hereafter);

(ii)	the Security Margin being complied with at all times (whether prior to, at the time of or following the transfer mentioned hereafter);

(iii)	the provisions of this Letter Agreement being fully complied with;

(iv)	no Event of Default has occurred or will occur as a result of the transfer mentioned hereafter;
the Borrower may from time to time pursuant to this Clause 14.2(d) make a request to the Bank for the transfer of the Net Available Cash Profit (“NACP”) related to each crude oil cargo financed under this Letter Agreement, from and to the extent of, the balance amount standing to the credit of, the EPI Collection Account into the EPI Operational Account.
“NACP” shall mean, at the time of the request for transfer, the aggregate of;
(aa)	all net receivables and net sales proceeds derived from that crude oil cargo to which it relates (being the gross receivables less an amount equal to the amount transferred under clause 14.5(c )(i) but excluding excise duties and Goods and Service Tax; and

(bb)	all hedging gains under the Hedging Contracts to which that crude oil cargo relates, less the aggregate of the following:
(cc)	the costs of the crude oil financed under the Facilities to which that crude oil cargo relates;

(dd)	any losses/consumption of crude in the refining process to which that crude oil cargo relates;

(ee)	any foreign exchange losses to which that crude oil cargo relates;

(ff)	all financing costs related to the procurement of that crude oil cargo; and

(gg)	all hedging losses under the Hedging Contracts to which that crude oil cargo relates.
The Borrower will calculate the NACP as soon as possible once all sales proceeds from the domestic sales of the Products derived from a particular cargo of crude are received by the Refiner but, in any event, no later than 90 days after the bill of lading date referable to that cargo to which the NACP relates. The Borrower will deliver the NACP calculation to the Bank together with a reconciliation of the actual economics versus the provisional economics in accordance with Clause 11(b) above.
The Bank will confirm the NACP to the Borrower within 5 days after it receives the calculation and the documents referred to above. Thereafter, the Borrower shall use its best endeavours to ensure that any request for the transfer of the NACP pursuant to this Clause 14.2(d) is made by it not later than the date following three (3) days after such confirmation by the Bank. In the event that not all proceeds relating to a particular NACP calculation have been received, the Borrower may make additional requests to transfer such proceeds pursuant to this Clause 14.2(d) from time to time as such proceeds are received. Subject to the terms of, and upon receipt of the requests made in compliance with, this Clause 14.2(d), the Bank shall permit the transfers so requested.
For the avoidance of doubt, subject to this Clause 14, any credit balances (including the NACP) in the EPI Collection Account may ONLY be transferred to the EPI Operational Account or the EPI Security Margin Account.
(e)	Upon the occurrence of an Event of Default, the manner of allocation set out in Clause 14.2(c ) and Clause 14.2(d) shall forthwith automatically cease and the Bank shall be entitled to utilise all amounts standing to the credit of the EPI Collection Account towards sole satisfaction of the Facilities in such manner and at such time(s) as the Bank may in its sole discretion deem fit.

(f)	There shall be no withdrawal of EPI Collection Account save as provided expressly in this Letter Agreement.

(g)	At the end of every quarter commencing from 30 June 2005, the Borrower shall submit to the Bank a report on the reconciliation of the aggregate of the actual cash profit and the respective NACP of all cargoes financed by the Bank pursuant to the Facilities during the immediately preceding quarter that identifies and includes the amount standing to the credit of the EPI Security Margin Account to be transferred to the EPI Collection Account, to the extent that such NACP had not previously been taken into account in the calculation made pursuant to Clause 14.2(d). Upon the Bank’s approval of such report and amount, and prior to the occurrence of an Event of Default (including but not limited to any of the additional Events of Default as defined in Schedule 3 of this Letter Agreement) and strictly conditional upon:
(i)	the CVR being at least equal to 1.20 at all times (whether prior to, at the time of or following the transfer mentioned hereafter);

(ii)	the Security Margin being complied with at all times (whether prior to, at the time of or following the transfer mentioned hereafter);

(iii)	the provisions of this Letter Agreement being fully complied with;

(iv)	no Event of Default has occurred or will occur as a result of the transfer mentioned hereafter.
the Bank shall upon the Borrower’s request transfer such approved amount to the EPI Collection Account for the purposes set out in Clause 14.2. Upon the completion of the said transfer, the Borrower may further request the Bank to transfer such approved amount from the EPI Collection Account to the EPI Operational Account.
(h)	Upon the occurrence of an Event of Default, the manner of allocation set out in Clause 14.2(g) shall forthwith automatically cease and the Bank shall be entitled to utilise all amounts standing to the credit of the EPI Security Margin Account towards sole satisfaction of the Facilities in such manner and at such time(s) as the Bank may in its sole discretion deem fit.
14.3 EPI Operational Account
(a)	The Borrower has opened, and shall maintain, a USD account no. 1001517679 with Wells Fargo Bank Texas, N.A. (the “EPI Operational Account”).

(b)	The Borrower shall ensure that all USD operating expenses and repayments of principal and interest as required under the Loan Agreement between the Borrower and OPIC dated as of 12 June 2001, and all amendments, supplemental agreements thereafter (the “OPIC Agreement”) are paid from the EPI Operational Account.
14.4 EPI Security Margin Account
(a)	The Borrower has opened and shall maintain a USD account no: 00050-038065-002-31USD with the Bank to be designated the EPI Security Margin Account for the purpose of receiving the Cash Deposit to be deposited by the Borrower as part of the Security Margin, including but not limited to the Minimum Cash Deposit.

(b)	Provided that:
(i)	the Security Margin being complied with at all times (whether prior to, at the time of or following the transfer mentioned hereafter);

(ii)	the provisions of this Letter Agreement being fully complied with;

(iii)	no Event of Default has occurred or will occur as a result of the transfer mentioned hereafter, the Bank shall upon the Borrower’s request transfer any credit balances in the EPI Security Margin Account to the EPI Collection Account for the purposes of clause 14.2.

(c)	There shall be no withdrawal from the EPI Security Margin Account save as provided expressly in this Letter Agreement (including, for the avoidance of doubt, Clauses 14.4(b) and 14.2(g).

14.5	IOL Collection Account

(a)	The Borrower shall procure that the Refiner opens and maintains in the Refiner’s name a Kina account with ANZ Papua New Guinea Branch (existing account number 11895250), to be designated as the IOL Collection Account for the purpose of this Letter Agreement. Additional IOL Collection Accounts may also be maintained by the Refiner with another bank or financial institution acceptable to the Bank, subject to such further documentation as the Bank may require. All such IOL Collection Accounts maintained by the Refiner shall be subject to the terms of this Letter of Agreement and, in particular, this Clause 14.5, and all references herein to “the IOL Collection Account” shall be deemed to be references to each IOL Collection Account maintained by the Refiner from time to time. The Borrower shall procure IOL’s compliance with this Clause.

(b)	The Borrower shall procure that the Refiner direct the following payments to the IOL Collection Account:
(i)	all payments under any domestic sales contract for the sale of the Products by the Refiner to any buyer, including but not limited to the respective Shell Domestic Contract, the BP Domestic Contract, the Mobil Domestic Contract and the Niugini Domestic Contract; and

(ii)	all payments under any other contract entered into by the Refiner with any other buyer acceptable to the Bank, for the sale of the Products for consumption in the Papua New Guinea market.
(c)	Prior to the occurrence of an Event of Default (including but not limited to any of the additional Events of Default as defined in Schedule 3 of this Letter Agreement, the credit balance of the IOL Collection Account shall be applied at least once a week as follows;
(i)	95% of the accumulated sales proceeds from IOL’s commercial sales invoice (net of goods and services tax (“GST”) and duties) related to the sales of the Products by IOL; to be converted from Kina to USD and transferred to the EPI Collection Account for purposes defined in Clause 14.2(c) above.

(ii)	the aggregate of (aa) 5% of the accumulated sales proceeds from the IOL’s commercial sales invoice (net of GST and duties) related to the sales of the Products by IOL; and (bb) accumulated GST and duties related to the sales of the Products by IOL, to be transferred to the IOL Operating Account for settlement of Kina operating expenses pre-approved by the Bank, GST and duties, related to the sales of the Products by IOL, Any transfer of amounts in excess of the amounts defined in this Clause 14.5(c)(ii) is subject to the prior written approval of the Bank.”
(d)	Upon occurrence of an Event of Default, the above manner of allocation shall cease and the Bank shall be entitled to utilise all amount standing to the credit of the IOL Collection Account towards sole satisfaction of the Facilities in such manner as the Bank may in its sole discretion deem fit.

(e)	The Borrower shall procure that there shall be no withdrawal of IOL Collection Account save as provided expressly in this Letter Agreement.

14.6	IOL Account

(a)	The Borrower shall procure that the Refiner open in its name a USD account with the Bank to be designated the IOL Account for the purpose of this Letter Agreement.

(b)	The Borrower shall procure that the Refiner directs all payments under the IOL Export Contract into the IOL Account.

(c)	The Borrower shall procure that, on the same day as payments are made into the IOL Account pursuant to Clause 14.6(b) above, the Refiner transfers all outstanding credit balances in the IOL Account to the EPI Collection Account for purposes defined in Clause 14.2 above.

(d)	There shall be no withdrawal from the IOL Account save as provided expressly in this Letter Agreement.

14.7	IOL Operating Account

(a)	The Borrower shall procure that the Refiner opens and maintains in the Refiner’s name an account in Kina with ANZ Papua New Guinea Branch (the “IOL Operating Account”) (account no. 1096477) for the sole purpose of settlement of Kina domestic expenses preapproved by the Bank.

(b)	At the end of every quarter commencing from the date of this Letter Agreement, the Borrower shall procure that IOL submits to the Bank a report on the reconciliation of the aggregate of the actual cash profit and the respective NACP of all cargoes financed by the Bank pursuant to the Facilities during the immediately preceding quarter to identify the amount standing to the credit of the IOL Operating Account to be transferred to the EPI Collection Account, to the extent that such NACP had not previously been taken into account in the calculation made pursuant to Clause 14.2(d). Upon the Bank’s approval of such report and amount, and prior to the occurrence of an Event of Default (including but not limited to any of the additional Events of Default as defined in Schedule 3 to this Letter Agreement) and strictly conditional upon:
(i)	the CVR being at least equal to 1.20 at all times (whether prior to , at the time of or following the transfer mentioned hereafter);

(ii)	the Security Margin being complied with at all times (whether prior to at the time of or following the transfer mentioned hereafter);

(iii)	the provisions of this Letter Agreement being fully complied with;

(iv)	no Event of Default has occurred or will occur as a result of the transfer mentioned hereafter, the Bank shall upon IOL’s request permit the transfer of such approved amount to the EPI Collection Account for the purposes set out in Clause 14.2 Upon the completion of the said transfer into the EPI Collection Account, the Borrower may request the Bank to transfer such approved amount from the EPI Collection Account to the EPI Operational Account.
(c)	Upon the occurrence of an Event of Default, the manner of allocation set out in Clause 14.7(b) shall forthwith automatically cease and the Bank shall be entitled to utilise all amounts standing to the credit of the IOL Operating Account towards sole satisfaction of the Facilities in such manner and at such time(s) as the Bank may in its sole discretion deem fit.

(d)	The Borrower shall procure that there shall be no withdrawal of IOL Operating Account save as provided expressly in this Letter Agreement,

14.8	IOC Security Margin Account

(a)	The Borrower shall procure that InterOil Corporation open in its name a USD account with the Bank to be designated the IOC Security Margin Account for the purpose of receiving the funds referred to in Clause 14.9(b).

(b)	To the extent that credit balances in the DPI Security Margin Account, together with any credit balances in the IOC Security Margin Account, do not in aggregate equal the required Cash Deposit for the purpose of compliance with the Security Margin, the Borrower shall procure that InterOil Corporation make additional deposits (including but not limited to the Minimum Cash Deposit) into the IOC Security Margin Account in order for the Security Margin to be complied with.

(c)	To the extent that credit balances in the EPI Security Margin Account and the IOC Security Margin Account are in excess of the amount required under Clause 14.8(b) and strictly conditional upon:
(i)	the CVR being at least equal to 1,20 at all times (whether prior to, at the time of or following the transfer mentioned hereafter);

(ii)	the Security Margin being complied with at all times (whether prior to, at the time of or following the transfer mentioned hereafter);

(iii)	the provisions of this Letter Agreement being fully complied with;

(iv)	no Event of Default has occurred or will occur as a result of the transfer mentioned hereafter, the Bank shall upon IOC’s request, transfer any such funds from the IOC Security Margin Account to an account nominated by the Borrower.
(d)	Upon the occurrence of an Event of Default, the manner of allocation set out in Clause 14.8(c) shall forthwith automatically cease and the Bank shall be entitled to utilise all amounts standing to the credit of the IOC Security Margin Account towards sole satisfaction of the Facilities in such manner and at such time(s) as the Bank may in its sole discretion deem fit.
(e)	There shall be no withdrawal of IOC Security Margin Account save as provided expressly in this Letter Agreement (including for the avoidance of doubt, Clause 14.8(c)).
14.9 IOC Account
(a)	The Borrower shall procure that InterOil Corporation open in its name a USD account with the Bank to be designated the IOC Account for the purposes of receiving the additional pledged cash deposits referred to in Facility 2 in Clause 3. The IOC Account shall be subject to the Charge on Cash Amounts dated 31 May 2004 executed by IOC in favour of the Bank.
(b)	To the extent that the credit balances in the IOC Account are in excess of the principal and interest payable under all outstanding Advances under Facility 2 and that conditions stipulated in Clause 14.8(c)(i) to (iv) have been fulfilled, the Bank shall upon IOC’s request, transfer any such funds from the IOC Account to an account nominated by the IOC.
(c)	Upon the occurrence of an Event of Default, the manner of allocation set out in Clause 17.9(b) shall forthwith automatically cease and the Bank shall be entitled to utilise all amounts standing to the credit of the IOC Account towards sole satisfaction of the Facilities in such manner and at such time(s) as the Bank may in its sole discretion deem fit.
(d)	There shall be no withdrawal of IOC Account save as provided expressly in this Letter Agreement (including for the avoidance of doubt, Clause 14.9(b)).
15. Additional Indemnity; Expenses
(a)	The Borrower further unconditionally and irrevocably agrees with the Bank that it will at all times fully indemnify and save harmless the Bank from and against any claims, demands, losses, damages, charges, costs and expenses of whatever nature which the Bank may at any time and from time to time sustain, incur or suffer by reason of the issue of any LC or its payment of any claim or liability hereunder or otherwise in connection with or arising in any way whatsoever out of any LC, unless arising by reason of the Bank’s fraud, gross negligence or wilful misconduct.

(b)	The Borrower shall pay all stamp duties (if any) in connection with this Letter Agreement, the Security Documents and any related instruments, shall reimburse the Bank for all costs and expenses (including but not limited to legal costs on a full indemnity basis) in preparing, negotiating, executing, perfecting, administering and/or enforcing any of the foregoing, and shall indemnify and hold harmless the Bank form and against all other cost, losses, damages, liabilities and expenses incurred or suffered by the Bank in connection with the Facilities, this Letter Agreement and the Security Documents, but excluding such costs, losses damages, liabilities and expenses (including fines and penalties) arising by reason of the Bank’s fraud, gross negligence or wilful misconduct.
16. Business Day Adjustment
If the date on which a payment is due or on which any interest period would otherwise end is not a Business Day, such date shall be changed to the next succeeding Business Day (or to the first preceding Business Day if the next succeeding Business Day is in another calendar month of the year).
17. Rights Cumulative Waivers
(a)	The Bank’ rights under this Letter Agreement are cumulative, which may be exercised as often as the Bank considers appropriate, and are in addition to the Bank’s rights under the general law.
(b)	The Bank’s rights (whether arising under this Letter Agreement, any LC or any related documents, or under the general law) shall not be capable of being waived or varied otherwise than by an express waiver or variation in writing.
(c)	Any failure by the Bank to exercise any of its rights under this Letter Agreement or any delay in exercising such right shall not operate as a waiver or variation of that or any other such right.
18. Agent for Service of Process
The Borrower shall at all times maintain a registered office/an agent for service of process in Singapore. Any writ, judgment or notice of legal process shall be sufficiently served on the Borrower if delivered to such registered office or agent at its address for the time being.
Where an agent for service of process has been appointed pursuant to this Clause, the Borrower undertakes not to revoke the authority of such agent and if, for any reason, any such agent no longer serves as agent of the Borrower to receive service of process, the Borrower shall promptly appoint another such agent, shall advise the Bank thereof and shall deliver promptly to the Bank the acceptance by such agent of its appointment. In the event of any failure by the Borrower to appoint such process agent, the Bank shall have thee right (but shall be under no obligation) to appoint such process agent at the cost and expense of the Borrower.
19. Standard Terms
The Standard Terms as attached hereto shall apply to and form an integral part of this Letter Agreement and shall be deemed to be incorporated herein as if the same were set out specifically in this Letter Agreement save that in the event of any conflict between the terms thereof and this Letter Agreement, the terms in this Letter Agreement shall prevail and the terms as stipulated in the Standard Terms shall be deemed to be varied to the extent of such conflict. The Bank reserves the right to further revise and modify its Standard Terms from time to time.

20. Additional Terms Relating to the Commodity Derivative Facility
(a)	For the avoidance of doubt, the Borrower may enter into commodity derivative facilities with any third party provided that:
(i)	the Borrower has granted to the Bank a “right of first refusal” to tender for such commodity derivative facilities, as long as it does not affect the competitiveness of the market; and

(ii)	such third party is acceptable to the Bank and the commodity derivative facilities entered into with such third party are on terms no more favourable than those offered to the Bank pursuant to the right of first refusal under Clause 20(a)(i).
(b)	The terms and conditions governing any commodity derivative facility shall also include that set forth in (amongst other agreements), the International Swaps and Derivatives Association Inc. (ISDA) Master Agreement 1992 (Multicurrency Cross Border) (or such other derivative documentation as the Bank may determine) which the Borrower and the Bank hereby undertake to negotiate in good faith as soon as possible and in any event within six (6) months from the date of this Letter Agreement.
(c)	The Borrower hereby acknowledges that it has understood and has considered the various risks involved in any transaction/contract entered or to be entered into under a commodity derivative facility, including but not limited to the risks set out in the Risk Disclosure Statement signed or to be signed by the Borrower, and further confirms that it is willing to assume (financially and otherwise) those risks.
21. Full and Final Agreement
This Letter Agreement and the documents referred to herein constitute the full and final agreement between the Borrower and the Bank on the Facilities and are intended as a complete and exclusive statement of the terms and conditions thereof.
22. Consent to Disclosure
The Borrower hereby irrevocably and expressly in writing consents to, authorises and permits the Bank and its employees and agents at any time to disclose such information relating to the Borrower and/or the Facilities (including but not limited to details of the Borrower’s account relationship with the Bank) and any other customer information (as defined in the Banking Act, (Cap. 19) of Singapore (the “Banking Act”) to its head office, other branches, regional offices, representative offices or affiliated companies or any governmental agencies or authorities or supranational entity or body, administrative, fiscal or judicial body, courts and tribunals or any other authorities of whatsoever nature (in each case whether within or outside Singapore) or any potential assignee or transferee or persons who have entered into or who are proposing to enter into contractual arrangements with the Bank in relation to the banking facilities between the Borrower and the Bank, including without limitation, any Sureties (as defined in the Standard Terms) or any other person from time to time as the Bank shall in its sole discretion deem fit. Nothing in this paragraph shall constitute, nor be deemed to constitute, an express or implied agreement by the Bank and the Borrower for a higher degree of confidentiality than that prescribed in Section 47 of the Banking Act and in the Third Schedule thereto. This consent shall survive and continue in full force and effect for the benefit of the Bank notwithstanding the repayment, cancellation or termination of the Facilities or any part thereof and/or the termination of one or more types of banker-customer relationships between the Borrower and the Bank.
This Letter Agreement is only effective upon our receipt of
(a)	your acceptance hereunder and the written confirmation of each of (i) IOC, (ii) IOL and (iii) SP Interoil, LDC as set out below and
(b)	the written consent of Overseas Private Investment Corporation to the Letter Agreement as abovementioned, in form and substance satisfactory to the Bank.

If the foregoing is acceptable to you, please sign and return the enclosed duplicate copy of the Letter Agreement together with a certified true copy of your corporate approval of the Letter Agreement no later than 30 days from the date hereof.
Yours faithfully
For and on behalf of
BNP Paribas, Singapore Branch

Antoine Fagniez	Philippe De Gentile
Head	Regional Head for Asia Pacific
Commodity Structure Finance, Asia Pacific	Energy Commodities Export Project
Without prejudice to the generality or the wider scope of any other consent given by us to you in any other document, we hereby further irrevocably [and jointly and severally] consent to, authorise and permit your Bank and its employees and agents at any time to furnish and disclose the Security Document and any information relating to me/us (including but not limited to customer information (as defined in the Banking Act, Cap. 19 of Singapore), any transactions entered into or handled by you on our behalf or for our account and the amounts secured under the Security Document to your head office, other branches, regional offices, representative offices or affiliated companies or any governmental or regulatory agencies or authorities or supranational entity or body, administrative, fiscal or judicial body, courts and tribunals or any other authorities of whatsoever nature (in each case whether within or outside Singapore) or any potential assignees or transferees or any persons who have entered into or who are proposing to enter into contractual arrangements with your Bank in relation to the Security Document and/or the credit facilities referred or contemplated therein, in such manner and for such purpose as you may in your discretion deem fit. This consent shall survive and continue in full force and effect for the benefit of the Bank notwithstanding the repayment, cancellation or termination of the Facilities or any part thereof and/or the termination of one or more types of banker-customer relationships between the Borrower and the Bank.
ACCEPTANCE
We, E.P. InterOil, Ltd, hereby unconditionally accept the terms and conditions of the Letter Agreement dated 12 August 2005.
For and on behalf of
E.P. InterOil, Ltd

/s/ Christian Vinson Name of Authorised Signatories
Designation:
Company’s Stamp
Date: 12 August 2005

AGREEMENT AND CONFIRMATION
We, InterOil Limited, hereby refer to the Security Documents executed by us in favour of BNP Paribas. Without prejudice to the generality of the provisions in the said Security Documents, we hereby irrevocably and unconditionally consent to the Letter Agreement as stated herein above and agree that all our liabilities and obligation under the said Security Documents shall continue to apply and be in full force and effect.
Agreed and confirmed
For and on behalf of
InterOil Limited

/s/ Christian Vinson Name:
Designation:
Date: 12 August 2005
We, InterOil Corporation, hereby refer to the Security Documents executed by us in favour of BNP Paribas. Without prejudice to the generality of the provisions in the said Security Documents, we hereby irrevocably and unconditionally consent to the Letter Agreement as stated herein above and agree that all our liabilities and obligation under the said Security Documents shall continue to apply and be in full force and effect.
Agreed and confirmed
For and on behalf of
InterOil Corporation

/s/ Christian Vinson Name:
Designation:
Date: 12 August 2005
We, SP InterOil, LDC hereby refer to the Security Documents executed by us in favour of BNP Paribas. Without prejudice to the generality of the provisions in the said Security Documents, we hereby irrevocably and unconditionally consent to the Letter Agreement as stated herein above and agree that all our liabilities and obligation under the said Security Documents shall continue to apply and be in full force and effect.
Agreed and confirmed
For and on behalf of
SP InterOil, LDC

/s/ Christian Vinson Name:
Designation:
Date: 12 August 2005

SCHEDULE 1
STANDARD TERMS AND CONDITIONS GOVERNING BANKING FACILITIES (REF: BNPP 11/2004-GeneralCorp-EPI Modified)
A	GENERAL TERMS AND CONDITIONS

1	INTEREST
1.1	All interest (including default interest) shall be calculated on the basis of a year of 360 days unless otherwise stated in the Facility Letter.

1.2	Interest on an Overdraft Facility (the “Overdraft Facility”) shall accrue from day to day and shall be calculated on the basis of the actual number of days elapsed and a year of 360 days. Interest accrued on the Overdraft Facility at the applicable rate shall be added to the Overdraft Facility and shall be debited to the overdraft account on the last Business Day of each calendar month in accordance with the normal practice of the Bank or on any earlier date on which the Overdraft Facility is cancelled in whole. In addition, if the Borrower shall fail to pay to the Bank any other sum payable by it in relation to or in connection with the Overdraft Facility when due, the Bank shall have the right forthwith and at any time thereafter without any notice to the Borrower and without any restriction whatsoever to debit any such overdue sum to the overdraft account without prejudice to any other rights and remedies of the Bank against the Borrower and also without prejudice to the rights of the Bank to enforce any security held by the Bank.

1.3	The Bank’s prime lending rate is subject to fluctuation without prior notice but changes are featured in the Bank’s statements of account.

1.4	The interest rates (including additional interest) and Interest Periods (whether in respect of interest of additional interest) may be varied by the Bank from time to time at its sole discretion.
2	ADDITIONAL INTEREST
2.1	Additional interest shall be charged on all overdue sums ( whether of principal, interest or otherwise) which shall be payable from time to time on demand on the whole of such unpaid amount calculated from the due date thereof up to and including the date of actual payment (as well after as before judgment) at the rate of 5.5% per annum above LIBOR or such other rate or rates as may be determined by the Bank at its sole discretion from time to time for such successive periods as the Bank may determine from time to time at its sole discretion. Any unpaid interest or additional interest shall be added onto all overdue sums and itself bear interest on a compounded basis.

2.2	For overdraft not paid on demand and utilisation in excess of the approved limit, interest shall be charged at 5.5% per annum over LIBOR or such other rate or rates as the Bank may determine from time to time at its sole discretion.

2.3	Notwithstanding any provision to the contrary and without prejudice to the Bank’s other rights and remedies, the Bank reserves the right to debit the current account of the Borrower for all or any unpaid interest or additional interest and upon such debiting, the same shall accrue interest at the applicable rate chargeable to such current account and for such successive periods as the Bank may in its sole discretion determine from time to time.
3	REPAYMENT AND PAYMENTS
3.1	Subject to Clause 3.2, all payments to be made under the Facility Letter or hereunder must be made in the currency in which the drawing was denominated (“Currency of Drawing”), and shall be remitted in that currency to the account and bank which are specified by the Bank from time to time.

3.2	All payments to be made under the Facility Letter or hereunder shall be made in freely transferable and convertible funds, free and clear of and without any set-off, counterclaim, deduction or withholding whatsoever. Should there be any restrictions imposed whether by changes in law or otherwise, or any changes in national or international financial or political or economic conditions which affect the transferability and/or the convertibility of the Currency of Drawing or any monies which have become due and payable under the Facility Letter or hereunder then the Advance(s) to which the Currency of Drawing relates or such monies due and payable for which payments are to be made may at the option of the Bank be converted in accordance with Clause 4.3. The Borrower shall at the request of the Bank repay or make all payments under the Facility Letter or hereunder in the currency so selected by the Bank.

3.3	If under any applicable law whether as a result of a judgment or an order of Court of any jurisdiction against the Borrower or the liquidation of the Borrower or for any other reason any payment under or in connection with the Facility Letter or the Security Documents is made or is recovered in a currency (“the Other Currency”) other than the Currency of Drawing, then to the extent that, the payment (when converted at the Rate of Exchange on the date of payment or in the case of liquidation the latest date for the determination of liabilities permitted by the applicable law) falls short of the amount in the Currency of Drawing remaining unpaid under the Facility Letter or the Security Documents, the Borrower shall as a separate and independent obligation fully indemnify the Bank against the amount of shortfall.

This indemnity shall give rise to a separate and independent cause of action and shall apply irrespective of any indulgence granted by the Bank and shall continue in full force and effect despite any judgment, order, claim or proof for a liquidated amount in respect of any sum due under the Facilities or any judgment or order.

“Rate of Exchange” means the rate at which the Bank is able on the relevant date to purchase the Currency of Drawing in such foreign exchange market as it may reasonably select with the Other Currency.
4	AVAILABILITY AND ALTERNATE CURRENCIES
4.1	In this Clause, “Reference Currency” means the currency in which the Facility or Facilities are denominated and “Alternate Currency” and “Alternate Currencies” mean a currency or currencies other than the Reference Currency.

4.2	Where the Bank has agreed that the Borrower may make drawings in Alternate Currencies.
(i)	drawings or utilisation of the Facilities in Alternate Currencies are subject to the availability of funds, and subject to the Borrower giving to the Bank, not less than two(2) Business Days prior to the date of drawing written notice of drawing, specifying the amount, date of drawing and Interest and Interest Period;

(ii)	drawings will be in the amount of the relevant Alternate Currency converted from the Reference Currency at the relevant rate of exchange, as determined by the Bank, on the date of drawing;

(iii)	if at any time the sums outstanding under the Facilities in any Alternate Currency(ies), when converted into the Reference Currency at the relevant rate of exchange determined by the Bank, exceed the amount of the Facilities in the Reference Currency, the Borrower shall forthwith upon demand by the Bank, repay the amount in excess thereof;

(iv)	the Bank’s calculations as to amounts outstanding and/or the rate of exchange used by the Bank for purposes of conversion shall, in the absence of manifest error, be conclusive and binding upon the Borrower; and

(v)	the Borrower shall on demand indemnify the Bank against all losses, costs and expenses incurred by the Bank in liquidating or employing deposits in an Alternate Currency acquired or contracted for by the Bank in order to fund the drawing.
4.3	In the event the Bank is unable or it is impracticable for the Bank to grant or continue to grant all or any part of the Facility or Facilities in the Reference Currency by reason of any of the following:
(i)	changes in national or international financial, political or economic conditions or currency availability or exchange rates or exchange controls; or

(ii)	it becomes unlawful, illegal or contrary to or additional conditions have been imposed by any laws, regulations, directives, ruling or guidelines of any governmental or non-governmental or statutory authority in Singapore or elsewhere for the Bank to grant or continue to grant the Facility or Facilities in the Reference Currency;
then without prejudice to the Bank’s right under Clause 9 and Clause 10, the Bank shall have the right in its absolute discretion to convert the Reference Currency into an Alternate Currency as selected by the Bank. For this purpose, the amount outstanding in the Reference Currency shall be converted into the said Alternate Currency selected by the Bank at such rate as the Bank deems to be most appropriate and Clause 4.2 (iii) to (v) shall apply mutatis mutandis to the Facility or Facilities.
5	SECURITY MARGIN

In the event that the cumulative value of the assets of the Borrower or Surety covered by the Security Documents at any time and subject to Schedule 3 of the Facility Letter, as conclusively determined by the Bank, falls below the Security Margin, the Bank shall be entitled without prejudice to any other rights that the Bank may have, to reduce the credit limits and/or withhold further disbursement and/or to require repayment of such amount as the Bank may specify including prepayment of any Advance(s) and/or to require additional security (acceptable to the Bank) to be furnished.

6	CONDITIONS PRECEDENT
6.1	No request for the utilisation of any Facility shall be made by the Borrower unless all the following documents are delivered to the Bank and found satisfactory by the Bank:-
(i)	(where the Borrower is a corporation) a copy, certified as a true copy by a duly authorised officer of the Borrower, of the Memorandum and Articles, of Association together with all other documents evidencing the legality of the existence of the Borrower and its activities as may be required by the Bank;

(ii)	(where the Borrower is a corporation) a copy, certified as a true copy by a duly authorised officer of the Borrower, of the corporate Resolutions of the Borrower for the transactions contemplated herein, authorising the acceptance of the offer comprised in the Facility Letter and the execution hereof and of the Security Documents and all other related documents;

(iii)	a certified list of the specimen signatures of the authorised signatories to operate the Facilities;

(iv)	(where the Surety is a corporation) a copy, certified as a true copy by a duly authorised officer of the Surety, of the Memorandum and Articles of Association together with all other documents evidencing the legality of the existence of the Surety and its activities as may be required by the Bank;

(v)	(where the Surety is a corporation) a copy, certified as a true copy by a duly authorised officer of the Surety, of the Corporate Resolutions of the surety for the transactions contemplated herein, authorising the provision by the Surety of the security, for the repayment of all sums owing under the Facilities by the Borrower;

(vi)	a certified list of the specimen signatures of the authorised signatories to execute and deliver the Security Documents and to take any action contemplated in the Security documents;

(vii)	the Security Documents duly executed by the Borrower and by the Surety and duly stamped and registered, if necessary with the relevant authorities in Singapore and/or in other relevant jurisdiction(s);
PROVIDED ALWAYS the bank reserves the right to waive or defer compliance with the whole or any part of this Clause 6.1.
6.2	The utilisation of any Facilities is further conditional upon, at the proposed date of the utilisation:-
(i)	no Event of Default or Potential Event of Default has occur and is continuing or will occur as a result of the making of the Facility or each Advance by the Bank;

(ii)	all representations and warranties remaining true and correct in all respects by reference to the circumstances then existing; and

(iii)	the Bank being satisfied that there is no material adverse change in the operations or financial condition of the Borrower and the Surety.
7	REPRESENTATIONS AND WARRANTIES
7.1	The Borrower acknowledges that the Bank has made available all facilities contemplated in the Facility Letter in full reliance on the following representations and warranties of Borrower:-
(a)	all approvals of any governmental or other authority which are required to authorise the Borrower to own its assets, carry on its business as it is being conducted as of the date of the Facility Letter have been duly and unconditionally obtained and are in full force and effect;

(b)	all acts, conditions and things required to be done and performed by the Borrower precedent to the acceptance of the Facility Letter and execution of the Security Documents to constitute them valid obligations of the

Borrower in accordance with their respective terms have been done and performed in due and strict compliance with all applicable laws and regulations;

(c)	each of the Facility Letters when accepted and the Security Documents when executed will constitute the legal, valid and binding obligations of the Borrower and the Surety (as the case may be) and be enforceable in accordance with its terms;

(d)	(where the Borrower is a corporation) the execution, delivery and performance by the Borrower of the transactions contemplated in the Facility Letter and the Security Documents are within the Borrower’s corporate powers and have been duly authorized by all necessary corporate action;

(e)	(where the Borrower is a corporation) the certified true copies of the Memorandum and Articles of Association, or other corporate constitutional documents, of the Borrower and the Shareholders, and Board Resolutions of the Borrower relating to the approval and acceptance of the Facility Letter and execution of the Security Documents, are true and accurate copies of the corporate records of the Borrower;

(f)	the acceptance and performance of the Facility Letter and the Security Documents do not and will not:-
(i)	contravene or constitute a default or breach under any provision contained in any agreement, instrument, law, judgment, order, licence, permit or consent by which the Borrower or any of its assets is bound or affected;

(ii)	cause any limitation on the Borrower or the powers of its directors (where applicable), whether imposed by or contained in any law, order, judgment, agreement, instrument or otherwise to be exceeded; or

(iii)	result in the creation or imposition of any lien, charge, security, interest or other encumbrance over any assets of the Borrower other than those created by the Security Documents.
(g)	neither the Borrower nor any Surety is in default in the payment or performance of any of their respective obligations for borrowed money or under any instrument or agreement binding on the Borrower or any Surety or any of their respective assets which may have a material adverse effect on their respective business, assets or financial condition or their ability to perform or observe their respective obligations under the Facility Letter or the Security Documents;

(h)	there are no litigation, arbitration or other proceedings or claims pending or threatened against the Borrower or any Surety or any of their assets which may have a material adverse effect on their respective business assets, or financial condition or ability to perform their respective obligations under the Facility Letter or the Security Documents;

(i)	no steps have been taken or are being taken to appoint a receiver and/or manager or judicial manager, liquidator of the Borrower or the Surety or (where the Surety is an individual) trustee in bankruptcy or official assignee or any other such official of the Surety or over any part of the assets of the Borrower or the Surety or to wind up the Borrower or the Surety;

(j)	the Borrower has fully disclosed in writing to the Bank all facts and information relating to the Borrower which the Borrower knows or should reasonably know and which are material for disclosure to the Bank in the context of the Facility Letter;

(k)	the Borrower has not acted and is not acting in contravention of any law which may result in third parties obtaining priority over the Bank in respect of the security granted herein or such security being illegal, unenforceable, altered, affected, discharged or revoked;

(l)	the Borrower has the power and authority to own assets and to conduct the business which the Borrower conducts and/or purports to conduct; and

(m)	there exists no Event of Default or Potential Event of Default.
7.2	The Borrower agrees that the above mentioned representations and warranties shall be deemed to be repeated upon each drawing of the Facilities.

7.3	Each of the representations and warranties contained in this Clause 7 shall survive and continue in full force and effect after the acceptance of the Facility Letter and the Execution of the Security Documents and the Borrower hereby warrants to the Bank that the above representations and warranties will be true and correct and fully observed at all times during the continuance of the Facility(ies) as if repeated during such period by reference to the then existing circumstances.
8	COVENANTS
8.1	The Borrower hereby covenants with the Bank for as long as any of the Facilities are available or any sum remains payable or unpaid under the Facility Letter that it shall:-
(a)	deliver to the Bank at the end of each fiscal year a duly signed certificate that the Borrower has not committed any default in relation to any of its obligations;

(b)	deliver to the Bank (i) audited balance sheets, profit and loss account and annual report of the Borrower and the Surety (as the case may be) every year within 180 days of the end of the fiscal year, such balance sheets and accounts shall have been duly audited by the auditor, (ii) a statement of the Borrower’s preliminary financial figures not later than 90 days after the end of each financial year, (iii) receivables listing/aging list;

(c)	furnish such other financial information and information on the operations of the Borrower as may be reasonably required by the Bank from time to time;

(d)	notify the Bank of the occurrence of any Event of Default or Potential Event of Default immediately upon becoming aware of it and from time to time on request deliver to the Bank a certificate confirming that no Event of Default or Potential Event of Default has occurred or, if it has occurred, setting out the details thereof and the action taken or proposed to be taken to remedy it;

(e)	maintain its corporate existence in good standing in compliance with all applicable laws and maintain the present character of its business and conduct its business and operations in accordance with all applicable laws and other governmental directives, guidelines and policies applicable to it, and shall pay all of its indebtedness and perform all of its contractual obligations promptly pursuant to all agreements and instruments by which it is bound at any time during the term of the Facility Letter and the Security Documents;

(f)	ensure that all its obligations under the Facility Letter rank and will rank at least pari passu in priority of payment and all other respects with all its other present and future unsecured and unsubordinated obligations;

(g)	immediately notify the Bank of any material adverse change in the conditions (financial or otherwise) of the Borrower or the Surety and of any litigation or proceedings initiated against the Borrower or the Surety before any court or administration agency, which might materially affect the operations of financial condition of the Borrower or the Surety;

(h)	Immediately inform the Bank of any change in the shareholding of the Borrower or the beneficial holding thereof, exceeding twenty percent (20%) of the total share equity of the Borrower and in such event, the Bank hereby reserves the right to review and if necessary cancel the Facilities, in which case, all outstanding monies shall become due and payable immediately;

(i)	not without the prior written consent of the Bank undertake or permit any arrangement or reconstruction of the present constitution or directorship of the Borrower or any other scheme or compromise or arrangement affecting the Borrower;

(j)	not without the prior written consent of the Bank either in a single transaction or in a series of transactions whether related or not and whether voluntarily or involuntarily, sell, transfer or otherwise dispose of all or a substantial part of its assets save in; the normal and ordinary course of its business;

(k)	shall perform and observe all of the undertakings obligations, covenants, terms and conditions on its part to be performed and observed herein;

(l)	if so required, make any disclosure, announcement or report pursuant to any legislation, laws, rules and regulations or otherwise to the relevant authorities; and

(m)	Deleted.
8.2	Negative Pledge: The Borrower shall not create any future charge, mortgage, pledge or lien in respect of any of its properties and assets nor factor nor assign any of its accounts receivable without the prior consent of the Bank, such consent not to be unreasonably withheld.
9 EVENTS OF DEFAULT
9.1	if any of the following events shall occur:-
(a)	the Borrower fails to pay any sum due within three (3) Business Days from its due date under the Facility Letter;

(b)	any representation, warranty, covenant or undertaking made by the Borrower or the Surety, herein or in the Facility Letter, the Security Documents or otherwise shall prove to have been incorrect in any material respect when made or when deem to be repeated with reference to the facts and circumstance then existing;

(c)	there occurs any breach of provisions or conditions herein or in the Facility Letter or any default in the performance by the Borrower or the Surety of any other provisions herein or in the Facility Letter or the Security Documents;

(d)	any other indebtedness of the Borrower or the Surety for amounts equal to or greater than USD 500,000.00 in aggregate (i) is not paid when due or within any applicable grace period in any agreement relating to that indebtedness or (ii) becomes due and payable before its normal maturity by reason of any actual or potential default or event of default or the like, however described;

(e)	any event has occurred which could, in the reasonable opinion of the Bank, prejudice the ability of the Borrower or the Surety to perform their respective obligations under the Facility Letter or the Security Documents;

(f)	the Borrower or the Surety takes any corporate action or other steps are taken or legal proceedings are started for its winding-up, dissolution, administration or bankruptcy (as the case may be) or reorganization or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of the Borrower or of any or all of its revenues and assets;

(g)	the Borrower or the Surety is (or could be, deemed by law or a court to be) insolvent or unable to pay its debts, stops, suspends or threatens to stop or suspend payment of all or a material part of (or of a particular type of ) its indebtedness, begins negotiations or takes any other step with a view to the deferral, rescheduling or other readjustment of all of (or all of a particular type of) its indebtedness (or of any part which it will or might otherwise be unable to pay when due), proposes or makes a general assignment or an arrangement or composition with or for the benefit of the relevant creditors or a moratorium is agreed or declared in respect of or affecting all or a material part of (or of a particular type of) the indebtedness of the Borrower of the Surety;

(h)	a distress, attachment, execution or other legal process is levied, enforced or sued out on or against the assets of the Borrower or the Surety for amounts equal to or greater than USD 500,000.00 in aggregate and is not discharged or stayed within 14 days;

(i)	any security on or over the assets of the Borrower or the Surety becomes enforceable;

(j)	the Borrower ceases or threatens to cease to carry on the business it carries on at the date hereof;

(k)	the Borrower repudiates the Facility Letter or the Surety repudiates any of the Security Documents or does or causes to be done any act or thing evidencing an intention to repudiate the facility Letter or any of the Security Documents;

(l)	any provision of the Facility Letter or the Security Documents is or becomes for any reason invalid or unenforceable;

(m)	in the reasonable opinion of the Bank, any security created under any of the Security Documents is in jeopardy;

(n)	it is or will become unlawful, illegal or contrary to any laws, regulations, directives, ruling or guidelines of any governmental or statutory authority in Singapore or elsewhere for the Bank to grant or continue to grant the Facility to the Borrower;

(o)	where the Borrower or the Surety is an individual, the Borrower or the Surety dies or is declared by a court of competent jurisdiction to be of unsound mind or becomes incapacitated to such an extent as to give the Bank reasonable grounds for believing that the Borrower or the Surety may not (or may be unable to) perform or comply with its obligations under the Facility Letter, the Security Documents or herein as the case may be; or

(p)	any of the events stipulated in Clause 11.4, Clause 11.5 and Clause 11.6 shall occur and/or the Bank exercises any of its rights under one or more of such aforesaid Clauses.
then at any time thereafter, whether or not any Event of Default is continuing, the Bank may by notice to the Borrower.
(i)	declare the Facility of Facilities to be cancelled or terminated whereupon it shall be cancelled or terminated;

(ii)	declare all monies owing under the Facility Letter or hereunder to be immediately due and payable, whereupon they shall become so due and payable;

(iii)	enforce its rights under the Security Documents; and

(iv)	if the Bank’s obligation under any notes or bills (accepted, endorsed or discounted), bonds guarantees, indemnities, documentary or other credits or any instruments issued by the Bank have not been fully discharged, require the Borrower to immediately pay to the Bank such amount of monies as may be necessary to enable the Bank to apply the same to obtain a full discharge of its liabilities, actual or contingent, under such notes, bills, bonds, guarantees, indemnities, documentary or other credits or any instruments.
9.2	Each decision of the Bank with respect to Clause 9.1(e) and (m) shall be binding and conclusive on the Borrower.

9.3	Upon the occurrence of any Event of Default as specified herein and or the Security Documents, the Bank shall have the overriding right (without any obligation) to cover and/or revise any or all transactions outstanding under the Facilities at such rate of exchange as the Bank is able on the relevant date to obtain in such foreign exchange market as it may reasonable select which rates shall be binding and conclusive on the Borrower.
10	CHANGES IN APPLICABLE LAW OR CIRCUMSTANCES OR MARKET CONDITIONS
10.1	Illegality: If the Bank shall have determined that the introduction of, or a change in, any applicable law or regulation or a change in the interpretation or application thereof by any governmental or other regulatory authority charged with the administration thereof or a court of competent jurisdiction makes it unlawful for the Bank to make or maintain the whole or any part of the Facilities or otherwise to give effect to or maintain its obligations as contemplated by the Facility Letter or the Bank is prevented, hindered or delayed by any of the foregoing changes to perform its obligations under the Facility letter or hereunder or additional conditions are imposed on the Bank by such changes with respect to the Facility or Facilities, the available Facility or Facilities (if any) shall at the option of the Bank be cancelled forthwith and all monies owing hereunder may at the option of the Bank be declared immediately due and payable, whereupon they shall become so due and payable and the Security Documents shall immediately become enforceable by the Bank and if the Bank’s obligations under any notes or bills (accepted, endorsed or discounted), bonds, guarantees, indemnities, documentary or other credits or any instruments issued by the Bank have not been fully discharged, the Borrower shall immediately pay to the Bank such amount of monies as may necessary to enable the Bank to apply the same to obtain a full discharge of its liabilities, actual or contingent, under notes, bills, bonds, guarantees, indemnities, documentary or other credits or any instruments.

10.2	Increased Costs: If the Bank shall have determined that the introduction of, or a change in, any applicable law or regulation (whether having the force of law or not) or a change in the interpretation or application thereof by any governmental or other regulatory authority charged with the administration thereof or court of competent jurisdiction or that compliance by it with any request or directive (whether having the force of law or not) of any governmental or other regulatory authority:-
(i)	subjects the Bank to taxation or changes the basis of taxation of the Bank (other than on the overall net income of the Bank imposed by the jurisdiction in which its principal office or lending office is situated) in respect of payments of principal, interest of other sums under the Facility Letter and/or any of the Security Documents;

(ii)	imposes, modifies or deems applicable any reserve or deposit requirements against any assets or liabilities of, deposits with or for the account of, or loans by the Bank; or

(iii)	imposes on the Bank any other condition with respect to loans and commitments generally;
and the result of the foregoing is to:-
(a)	increase the cost of the Bank of making, maintaining of funding the whole or any part of the Facilities; or

(b)	reduce the whole or any part of any amount of principal, interest or other sum received of receivable by the Bank under the Facility Letter and/or any of the Security Documents; or

(c)	reduce the rate of return on its overall capital as the result of a change in the manner in which its capital resources are allocated to its obligations under the Facility Letter; or

(d)	otherwise reduce the profitability to the Bank in relation to the Facilities granted under the Facility Letter, then and in any such case, the Borrower shall pay to the Bank from time to time on demand such amount as the Bank certifies to be the amount which will compensate it for such additional cost or reduction and if the Bank’s obligations under any notes or bills (accepted, endorsed or discounted), bonds, guarantees, indemnities, documentary or other credits or any instruments issued by the Bank have not been fully discharged the Borrower shall immediately pay to the Bank such amount of monies as may be necessary to enable the Bank to apply the same to obtain a full discharge of its liabilities actual or contingent, under notes, bills, bonds, guarantees indemnities documentary or other credits or any other instruments. The Borrower shall have the option in such event to pre-pay in whole or in part of the loan within 30 days of receiving such certification.
10.3	Market Disruption: If in relation to any Interest Period, the Bank determines (which determination shall be conclusive and binding) that:
(a)	by reason of circumstances affecting the relevant interbank market generally, adequate and fair means do not exist for ascertaining the Bank’s cost of funding the Advance(s) or any part thereof for the relevant Interest Period; or

(b)	deposits in the Currency of the Advance in the required amount for the relevant Interest Period are not available to the Bank in the relevant interbank market; or

(c)	the relevant interbank rate does not represent its effective cost of funding the Advance(s) or any part thereof, the applicable rate of interest on the affected Advance shall be the rate per annum determined by the Bank to be the aggregate of the margin and the cost to the Bank of funding from whatever source of sources it may select of such Advances during such Interest Period.
11	INDEMNITY & DISCRETIONS OF THE BANK
11.1	Without prejudice to any of the foregoing provisions, the Borrower shall indemnify the Bank on demand against any claim, cost, loss, expense, demand, liability, proceeding and action whatsoever sustained or incurred by the Bank (as conclusively certified by the Bank) howsoever arising from or otherwise in connection with:-
(i)	the making, funding and maintaining by the Bank of any of the Facilities;

(ii)	any default by the Borrower in relation to any of its obligations;

(iii)	the occurrence of any Event of Default or Potential Event of Default; and/or

(iv)	any Facility not being made for any reason after request for the utilization thereof has been given;
11.2	The Borrower shall also indemnify and hold the Bank harmless against any and all costs and expenses (including any goods and services or other similar taxes payable on such costs and expenses) incurred by the Bank in connection with the preservation or enforcement of the Facility Letter and the Security Documents including those incurred in the collection of monies owed by the Borrower to the Bank and in the preservation or enforcement of the rights of the Bank under the Facility Letter and the Security Documents as well as any present or future stamp duties, notarial fees, lawyer’s fees, registration fees or similar fees, and the Borrower will pay all such sums to the Bank forthwith upon demand.

11.3	The Borrower shall on demand reimburse the Bank for all costs and expenses (including any goods and services or other similar taxes payable on such costs and expenses) incurred by the Bank in the negotiation, preparation, execution and perfection of the Facility Letter and the Security Documents.

11.4	The Borrower shall fully indemnify and keep indemnified the Bank (at its head office and any and all branches of the Bank), its agents, sub-agents, Affiliates and every director, officer, employee or agent of any of the foregoing against any and all losses, damages, reasonable costs and expenses (including but not limited to legal costs on a full indemnity basis), charges, actions, suits, proceedings, orders, warrants, injunctions, claims or demands which may be brought against any of them or which any of them may suffer or incur in connection with or arising from (i) the provision of any Facilities or the Borrower’s accounts(s) held with the Bank or its Affiliates, or (ii) any transaction referable to, involving or relating to the Borrower or the Facilities or the Borrower’s account(s) held with the Bank or its Affiliates (“Borrower Transaction”), including but without limitation, any forfeiture, restraint or seizure of any funds of the bank made or issued pursuant to the USA PATRIOT Act (or any equivalent or similar law, regulation or legislation made pursuant to or which revises or replaces such Act) applicable to or affecting the Borrower, the Facilities or the Borrower Transaction(s) save where the same arises directly from their respective gross negligence, willful misconduct or fraud. Each of the terms “law” and “regulation” when used herein shall include sanctions, directives governmental notices or declarations (whether having the force of law or not). For this purpose, the Bank may at its sole discretion debit any of the Borrower’s account(s) held with the Bank or its Affiliates at any time without prior notice to the Borrower.

11.5	In the case where:
(a)	the Bank is served with or notified of or otherwise in any way affected by any law, directive, regulation, rule, judicial or administrative order, judgment, injunction, government act, sanction, decree, writ or other form of judicial or administrative process (including, but not limited to, orders of attachment or forfeiture, confiscation, garnishment, freezing or restraining orders, warrants or injunctions or levies of any form or stays of whatsoever nature and whether having the force of law or not) (collectively, the “Process”), which may affect or relate or referable to, or appear to affect or relate or referable to, the Borrower, the Borrower Transaction (s), or its account(s) held with the Bank or its Affiliates or any interbank account of the Bank or its Affiliates; or

(b)	the Bank in its opinion considers that it is necessary under any applicable Process to which the bank or its Affiliates are subject or affected by or under any non-statutory practice, procedures or guidelines (whether having the force of law or not) with which it is the Bank’s or its Affiliate’s practice or policy to comply, the Bank and its Affiliates may, and the Borrower hereby irrevocably authorise them to comply therewith in any manner or to take any action in relation thereto as it or its lawyers deem appropriate, including freezing, blocking and/or suspending or withholding payment of all or any amount(s) standing to the credit of the Borrower’s account(s) held with the Bank or such Affiliates and /or terminating or suspending the Facilities or any part thereof, Neither the Bank nor any of its Affiliates shall be liable to the Borrower or any other person or entity in any manner whatsoever for such compliance or taking such action even if such Process or non-statutory practice, procedures or guidelines may be subsequently modified or vacated or determined to have been without legal force or binding effect or not referable to the Borrower or not required to be complied by the Bank.
11.6	Neither the Bank nor any of its Affiliates shall be required to do anything or refrain from doing anything which would in its opinion infringe any applicable laws, directives, rules, decrees, orders, sanctions, government act, custom, procedure, practice, policy, regulations or guidelines. Further, neither the Bank nor any of its Affiliates shall be obliged in any way whatsoever to take or refrain from taking any action which is beyond its power to take or refrain from taking, in whole or in part as a result of any event or state of affairs of any kind whatsoever which is beyond its reasonable power to avoid. In particular but without prejudice to the generality of the foregoing, the Bank and/or any of its Affiliates may at their sole discretion suspend any dealing or withdrawal from any of the Borrower’s account(s) and/or terminate or suspend the availability of the Facilities or any part thereof notwithstanding any instruction to the contrary given by the Borrower. Neither the Bank nor any of its Affiliates shall be liable to the Borrower or any other person of entity in any manner whatsoever for any action or omission taken by the Bank or its Affiliates pursuant to this Clause.

12	TAXES
12.1	All payments to be made by the Borrower under the Facility Letter and all payments to be made by the Borrower under each of the Security Documents shall be made without any set-off or counterclaim and free and clear of and without deduction for all present or future taxes, levies, deductions or withholdings or charges whatsoever (all such taxes, levies, deductions, withholdings and charges being hereinafter referred to as “Taxes”). If the Borrower is required by any law to deduct any Taxes from any amount payable under the Facility Letter and/or any of the Security Documents, the amount payable by the Borrower shall be increased as may be necessary so that after making all required deductions, the Bank receives an amount equal to the amount it would have received had no such deductions been made and the Borrower shall furnish to the Bank within the period for payment permitted by the applicable law an official receipt of the relevant taxation or other authorities for the amounts deducted or withheld as aforesaid.

12.2	If at any time the Borrower is required by law to make any deduction or withholding from any sum payable by it under the Facility Letter and/or any of the Security Documents (or if subsequently there is any change in the rates at which or the manner in which such deductions or withholdings are calculated), it shall:-
(i)	promptly notify the Bank upon becoming aware of the same;

(ii)	pay the full amount required to be deducted or withheld to the relevant authorities within the time allowed for such payment under the applicable law; and

(iii)	within thirty (30) days after any such deduction or withholding, furnish to the Bank evidence, including original or authenticated copies of tax receipts, that it has made the required deductions or withholdings.
12.3	The obligations of the Borrower under this Clause 12 shall survive and be and remain in full force and effect notwithstanding the repayment of all sums owing under or in connection with the Facilities.

12.4	The amounts stated in the Facility Letter and/or Security Documents to be payable by the Borrower are exclusive of Singapore goods and services tax (“GST”) which shall be for the account of the Borrower and accordingly the Borrower shall pay and indemnify the Bank against any GST chargeable in respect of or under or in connection with the Facility Letter and/or Security Documents at any time arising and howsoever arising.
13	SET-OFF AND CONSOLIDATION

The Bank shall, so long as any part of the obligations and liabilities of the Borrower to the Bank (whether under the Facility Letter or otherwise) remains unpaid or undischarged, have a lien or a right of set-off over all or any of the accounts of the Borrower (whether solely or jointly with any other person or persons and whether current or deposit or of whatsoever type or nature) with the Bank whether in Singapore or elsewhere, and the Bank may at any time without notice to the Borrower combine, consolidate or merge all or any of such accounts with, and liabilities to, the Bank and may set-off, apply or transfer any sum standing to the credit of any such accounts (notwithstanding that any fixed deposit has not matured or any of the special conditions applicable to the deposit have not been satisfied) in or towards the satisfaction of such obligations and liabilities, and may do so whether such obligations and liabilities be present, future, actual, contingent, primary, collateral, several or joint and notwithstanding that the balances in such accounts and such obligations and liabilities may not be expressed in the same currency, and the Bank is hereby authorised to effect any necessary conversions at the Bank’s own rate of exchange then prevailing. In addition, the Bank shall also have a lien over all securities from time to time in the possession of the Bank, whether the same be held for safe custody or otherwise, and if the Borrower defaults in punctual payment of any of its obligations and liabilities to the Bank as aforesaid when due, the Bank shall have a power of sale in respect of such securities, to the extent permitted by applicable law, and shall be entitled to apply the proceeds of such sale in or towards the satisfaction of such obligations and liabilities. The rights of the Bank under this Clause 13 shall be in addition to any other right of lien and set-off which the Bank may be entitled under law, agreement or otherwise.

14	CHANGE IN CONSTITUTION

The obligations of the Borrower shall continue to be valid and binding notwithstanding any change in its constitution, whether by, if it is a corporation, amalgamation, consolidation, reconstruction or otherwise, and if it is a firm, by retirement, expulsion, death, admission, accession or change of any partner or otherwise.

15	APPLICATION OF MONEYS

If any sum paid or recovered in respect of the Borrower’s liabilities is less than the amount then owing, the Bank shall be entitled to apply that sum to interest, fees, charges, expenses, principal or any amount due in such proportions and order and generally in such manner as the Bank shall in its sole discretion think fit or to credit the same or part thereof to a suspense account as the Bank shall in its sole discretion think fit.

16	JOINT BORROWERS

Where there are more than one Borrower, the liabilities of all the Borrowers for all monies owing to the Bank shall be joint and several and all the terms relating to each of the Facilities shall apply to the Borrowers jointly and severally.

17	AUTHORISATION

The Borrower hereby irrevocably and expressly in writing consents to, authorises and permits the Bank and its employees and agents at any time to disclose such information relating to the Borrower and/or the Facilities (including but not limited to details of the Borrower’s account relationship with the Bank) and any other customer information (as defined in the Banking Act. (Cap. 19) of Singapore (the “Banking Act”) to its head office, other branches, regional offices, representative offices or affiliated companies or any governmental or regulatory agencies or authorities or supranational entity or body, administrative, fiscal or judicial body, courts and tribunals or any other authorities of whatsoever nature (in each case whether within or outside Singapore) or any potential assignee or transferee or persons who have entered into or who are proposing to enter into contractual arrangements with the Bank in relation to the banking facilities between the Borrower and the Bank, including without limitation, any Sureties (as defined in the Standard Terms) or any other person from time to time as the Bank shall in its sole discretion deem fit. Nothing in this paragraph shall constitute, nor be deemed to constitute, an express or implied agreement by the Bank and the Borrower for a higher degree of confidentiality than that prescribed in Section 47 of the Banking Act and in the Third Schedule thereto.

18	EVIDENCE

A written statement, including reasonable supporting documentation, from the Bank duly signed by its authorised officer shall in any proceedings arising from or in connection with the Facility Letter and/or the Security Documents, in the absence of manifest error, constitute conclusive and binding evidence of any amount appearing therefrom to be due and outstanding thereunder.

19	ASSIGNMENT AND FACILITY OFFICES
19.1	The Borrower may not assign or otherwise transfer any of its rights, benefits or obligations under the Facility Letter and/or any of the Security Documents.

19.2	The Bank may at any time without the consent of the Borrower assign and/or transfer and/or novate all or any of its rights, benefits and obligations hereunder, under the Facility Letter and/or any of the Security Documents and may for this purpose disclose to a potential assignee or transferee such information about the Borrower as may have been available to the Bank. The Bank may also from time to time change its facility office in relation to all or a specified part of the Facilities outstanding or committed herein by notifying the Borrower thereof.
20	REMEDIES AND WAIVERS

No failure, delay or indulgence of whatsoever nature by the Bank in exercising any right, power or remedy herein or under the Facility Letter and/or the Security Documents or in respect of the Borrower’s obligations hereunder and hereunder shall operate as a waiver thereof nor shall any single or partial exercise of any right, power or remedy preclude any other or further exercise thereof or the exercise of any other right or remedy. The rights, powers and remedies provided are cumulative and do not exclude any other rights, powers and remedies provided by law generally.

21	COMMUNICATIONS

Any communication, notice or document to be made or delivered by one party to the other party under the Facility Letter shall be in writing and shall be made or delivered to that other party at the address mentioned below and shall be deemed to have been made or delivered when despatched (in the case of any communication made by facsimile or telex) or (in the case of any communication made by letter) when left at that address or as the case may be one day (if within Singapore) or five days (if outside Singapore) after being deposited in the post, postage prepaid, in an envelope addressed to it at that address or such change of address as the parties hereto may notify of in writing, in the manner described above, to one another Provided that any communication, notice or document to be made or delivered by the Borrower to the Bank shall be effective only when received by the Bank.

Address of the Bank	:	BNP PARIBAS
TUNG CENTER
20 COLLYER QUAY
SINGAPORE 0493

Address of the Borrower	:	such address is specified in the Facility Letter or last known to the Bank
Any service of process on the Borrower in respect of any legal proceedings in Singapore shall be deemed to be sufficiently served if sent by registered mail to the Borrower’s registered address or address last known to the Bank, provided nothing herein shall limit the right of the Bank to effect service of process in any other manner permitted by law.

22	SEVERANCE

If at any time any of the provisions herein or in the Facility Letter is or becomes illegal, invalid or unenforceable in any respect under any law or regulation, the validity, legality and enforceability of the remaining provisions shall not be in any way affected or impaired.

23	LAW AND JURISDICTION

The Facility Letter shall be governed, interpreted and construed in accordance with the laws of Singapore and the Borrower hereby submits to the non-exclusive jurisdiction of the courts of Singapore but agrees that the Bank will be at liberty to proceed against the Borrower in any court in any other jurisdiction.

24	REVIEW

Deleted.

25	SURVIVING PROVISIONS

Clauses 11, 12, 13 and 17, and this Clause 25, shall survive and continue in full force and effect for the benefit of the Bank notwithstanding the repayment, cancellation or termination of the Facilities or any part thereof and/or the termination of one or more types of banker-customer relationships between the Borrower and Bank.

B TERMS AND CONDITIONS RELATING TO SPECIFIC FACILITIES

1.	LOANS
(i)	ROLLOVER
(a)	Subject to the terms of the Facility Letter and such other terms as stated herein, each Advance may be renewed for a further period as may be selected by the Borrower upon written notice in substantially the form in ANNEX B or such form as may be required by the Bank and given at least two (2) clear business days prior to the last day of the preceding Interest Period relating to such Advance.

(b)	All the terms and conditions herein and in the Facility Letter relating to the making of an Advance and/or the selection of an Interest Period shall apply mutatis mutandis to a renewed Advance and the new Interest Period relating thereto.

(c)	For any late notification of the Selected Interest Period the Borrower shall indemnify the Bank for all losses, fees ad expenses incurred by the Bank, arising from the disruption in its funding. A certificate by an officer of the Bank as to the amount of such funding losses shall be binding and conclusive on the Borrower.
(ii)	PREPAYMENTS
(a)	Upon giving notice of not less than the number of days indicated in the Facility Letter to that effect to the Bank, the Borrower may prepay any part of the Loan in whole or in part on any Interest Payment Date relating to that Loan in accordance with the provisions of this Clause I together with accrued interest thereon up to the date of prepayment and a prepayment fee at the rate indicated in the Facility Letter on the amount prepaid.

(b)	No partial prepayment of the Loan shall relieve the Borrower of its obligation under the Facility Letter except to the extent of the amount repaid.

(c)	Notice of prepayment once having been given by the Borrower shall be irrevocable and it shall be obligatory on the Borrower to make prepayment in accordance with the notice.

(d)	Save as expressly provided in this Clause 1, no prepayment of the Loan or part thereof is allowed.

(e)	Without prejudice to sub-Clause (a) above, the Borrower shall on demand indemnify the Bank against any funding or other cost, loss, expense or liability sustained or incurred by the Bank (including without limitation, any cost, loss, expense or liability incurred in liquidating or otherwise re-employing deposits from third parties acquired to fund the making of the Loan at rates lower than the cost of such funds and any such costs, losses, expenses and liabilities suffered by any third party for which the Bank is liable) in the event of a prepayment pursuant to this Clause 1.
2	OVERDRAFT

The Overdraft Facility shall be subject to periodic review and all sums outstanding under this Facility shall be repayable on demand notwithstanding anything contained herein or in the Facility Letter or in the Security Documents.

3	GUARANTEES, LETTERS OF CREDIT AND ALL OTHER TRADE FACILITIES

The Borrower hereby unconditionally and irrevocably undertakes to and agrees with the Bank that it will at all times fully indemnify and save harmless the Bank from and against any and all actions, proceedings, liabilities, claims, demands, losses, damages, charges, costs and expenses of whatever nature which the Bank may at any time and from time to time directly or indirectly sustain, incur or suffer (a) by reason of the issue of any Banker’s Guarantee of Letter of Credit or Performance Bond or shipping Guarantee or its payment of any claim or liability thereunder or otherwise in connection with or arising in any way whatsoever out of any Banker’s Guarantee or Letter of Credit or Performance Bond or Shipping Guarantee and (b) by reason of the Facility letter. Without prejudice to the generality of the foregoing, the Borrower covenants and undertakes to pay to the Bank by way of indemnity at any time and from time to time immediately upon first demand by the Bank all moneys and liabilities whatsoever which may from time to time be claimed or demanded from the Bank or which the Bank may pay or which it determines it may be or become liable to pay or sustain, incur or suffer under or by reason of or in connection with any Banker’s Guarantee or Letter or Credit or Performance Bond or Shipping Guarantee. The Borrower shall make payment to the Bank following such claim or demand notwithstanding that at the time of the claim or demand the Bank is not liable under or required by law to make any payment under or in connection with the Banker’s Guarantee or Letter of Credit or Performance Bond or Shipping Guarantee and notwithstanding any other fact or circumstances which may constitute a defence or discharge to the Bank in respect of the claim or demand made against it under or in connection with the Banker’s Guarantee or Letter of Credit or Performance Bond or Shipping Guarantee.

The Bank hereby shall have the right to, at any time, without notice to the Borrower, debit the current account of the Borrower and set aside the amount debited to cover the contingent liabilities of the Borrower to the Bank whether on performance guarantees, bonds, trust receipts, term bills, letters of credit or in any other manner whatsoever.
C	DEFINITIONS AND INTERPRETATIONS
(a)	Unless the context otherwise requires, the following words and expressions used herein shall have the following meanings:-

“Advance” means an advance made or to be made by the Bank to the Borrower under the Facility Letter or as the case may be the outstanding principal amount.

“Affiliates” means any branch of BNP Paribas, and any company in which BNP Paribas from time to time, directly or indirectly, has or controls a shareholding which represents 10% or more of the issued share capital of such company and any company in which any of them is beneficial owner.

“Business Day” means a day (other than a Saturday or Sunday) on which commercial banks are open for business in Singapore and if on that day a payment or transfer of funds is to be made in United States Dollars, commercial banks and foreign exchange markets are open for business in New York City and Singapore and/or if on that day a payment or transfer of funds to be made in an Alternative Currency, commercial banks and foreign exchange markets are open for business in the principal financial centre of the country of the currency and Singapore.

“Event of Default” means any of the events mentioned in Clause 9 of Part A hereof.

“Facility Letter” means the letter from the Bank granting the Facilities to the Borrower (as the same may be renewed, varied, extended or otherwise amended from time to time) to which these terms and conditions are annexed.

“Facility” or “Facilities” means such facility or facilities granted by the Bank to the Borrower pursuant to the Facility Letter.

“Interest Period” means, in relation to the Loan, a period mutually agreed between the Borrower and the Bank. In the event the Borrower fails to select the Interest Period, the Bank shall have the option to select the Interest Period.

“Interest Payment Date” means the last day of the Interest Period or such other date as may be mutually agreed between the Borrower and the Bank.

“Loan” means the term loan facility granted by the Bank under the Facility Letter.

“Potential Event of Default” means any event which with the giving of notice, lapse of time or making of any determination or the satisfaction of any other condition (or any combination thereof), might/would constitute an Event of Default.

“Security Documents” means any and every document, agreement or memorandum from time to time executed by the Borrower and/or the Surety to secure the obligations of the Borrower to the Bank (as may from time to time be amended, supplemented or modified, and includes any document that amends, supplements or modifies that Security Document).

“Security Margin” means the margin mentioned as such in the Facility Letter.

“Surety” means a party to a Security Document other than the Bank and the Borrower.

(b)	References to “Facility Letter” shall, unless the context otherwise requires, include all its schedules, attachments and annexures, as the same may be renewed, varied, extended or otherwise amended from time to time.

(c)	Words importing the singular shall include the plural and vice versa.

(d)	Headings used herein are for case of reference only and shall not affect its interpretation.

(e)	A person who is not a party to any agreement incorporating these terms and conditions has no rights under the Contracts (Rights of Third Parties) Act 2001, (Cap. 53B) 2001 of Singapore to enforce or enjoy the benefit of any provision of such agreement and these terms and conditions.

***********************************

(To be typed on company’s letterhead)
ANNEX A
BNP PARIBAS
Tung Centre # 01-01
20 Collyer Quay
Singapore 049319
[Date]
Dear Sirs
FACILITY LETTER REF:[       ] DATED [      ]
We refer to the above Facility Letter between ourselves and your Bank.
We hereby give you notice that pursuant to the Facility Letter we wish to drawdown                     (Currency and amount in figures)                     (Currency and amount in words) on                      or if that is not a Business Day, on the next succeeding Business Day.
You are instructed to credit the proceeds of the drawing to Account No.                                          for credit of                                         .
We confirm that no Event of Default has occurred and is continuing or will have occurred upon the date the drawdown is to be made and that the representations and warranties contained in Clause 7 of Part A of the Standard Terms and Conditions Governing Banking Facilities (as may be revised, amended or supplemented from time to time) are true and accurate in all respects in relation to the facts pertaining at today’s date as if they had been set out in full herein.
Yours faithfully
for and on behalf of

AUTHORISED SIGNATORY

(To be typed on company’s letterhead)
ANNEX B
BNP PARIBAS
Tung Centre # 01-01
20 Collyer Quay
Singapore 049319
Dear Sirs
ADVANCE *USD/SGD
MATURITY
We refer to the above Advance which will mature on                      and request you to extend the Advance for a further period of                      months commencing from                      to                     .
We confirm that no Event of Default has occurred and is continuing or will have occurred upon the date the extension is to be made and that the representations an warranties contained in Clause 7 of Part A of the Standard Terms and Conditions Governing Banking Facilities are true and accurate in all respects pertaining at today’s date as if they had been set out in full herein.
Yours faithfully
for and on behalf of

AUTHORISED SIGNATORY
* Delete whichever is not applicable

SCHEDULE 2
Additional Conditions Precedent
Each of the following shall be additional Conditions Precedent
1.	Receipt by the Bank of all the documents listed in Clause 9 of the Letter Agreement duly executed in form and substance satisfactory to the Bank.

2.	Receipt by the Bank of the Letter Agreement dated 12 Aug 2005 duly accepted by the Borrower.

3.	Receipt by the Bank of certified true copy of the duly signed Supply Agency and Sales Agreement between BP Singapore Pte Ltd and the Borrower dated 21 December 2001 and the Bank being satisfied with the same.

4.	Receipt by the Bank of certified true copy of the duly signed crude oil sales and purchases contract between the Borrower (as seller) and the Refiner (as buyer) dated 31 May 2004 (the “IOL Crude Oil Contract”) and the Bank being satisfied with the same.

5.	Receipt by the Bank of certified true copy of the duly signed petroleum products sales and purchase contract between the Borrower (as buyer) and the Refiner (as seller) dated 31 May 2004 (the “IOL Export Contract”) and the Bank being satisfied with the same.

6.	Receipt by the Bank of certified true copy of the duly signed Export Marketing and Shipping Agreement between the Borrower and Shell International Eastern Trading Company dated 23 March 2001 (the “SIETCO Export Contract”) and the Bank being satisfied with the same.

7.	Receipt by the Bank of certified true copy of the duly signed Agreement for the Sale and Purchase of Naphtha between the Borrower and Shell International Eastern Trading Company dated 8 February 2001 (the “SIETCO Naphtha Export Contract”) and the Bank being satisfied with the same.

8.	Receipt by the Bank of certified true copy of the duly signed Domestic Sales Contract between the Refiner and Shell Papua New Guinea Limited dated 9 April 2001 (the “Shell Domestic Contract”) and the Bank being satisfied with the same.

9.	Receipt by the Bank of certified true copy of all duly signed Domestic Sales Contract for the sale of the Products by the Refiner to any buyer, including but not limited to the BP Domestic Sale Contract, the Mobil Domestic Contract and the Niugini Domestic, and the Bank being satisfied with the same.

10.	Receipt by the Bank of certified true copy of the Refinery Management Contract executed between the Refiner and Petrofac Niugini on 9 November 2003 and the Bank being satisfied with the same.

11.	Receipt by the Bank of such documentary evidence satisfactory to the Bank issued by Clough Niugini Limited, certifying that the IOL Refinery is ready to accept the first crude oil for refining.

12.	Receipt by the Bank of a signed acceptable insurance policy covering any losses to crude oil and petroleum products located in the Refiner’s storage facilities, with the Bank nominated as loss payee, and evidence of payment of the related insurance premium, the Bank being satisfied with the same.

13.	Receipt by the Bank of an acceptable hedging policy of the Borrower and the Refiner designed to ensure that the Borrower and the Refiner are not exposed to adverse oil price movements, and the Bank being satisfied with the same.

14.	Receipt by the Bank of a certified true copy by or on behalf of the Borrower and the Refiner, of each such law, decree, consent, license, approval, registration or declaration as is, in the opinion of the legal counsel to the Bank, necessary to perfect the Security Documents and to render this Letter Agreement and all Security Documents legal, valid, blinding and enforceable, to make this Letter Agreement and all Security Documents admissible in evidence in its jurisdiction of incorporation and to enable the Borrower and the Refiner to perform their obligations hereunder including, without limitation (a) the approval of the Bank of Papua New Guinea to the entry into by the Borrower and the Refiner of this Facility Agreement and the opening of the IOL Collection Account, the IOL, Account and the IOL Operating Account (b) the prior written consent of OPIC to the creation of, and priority of the Bank under, the security interests described in the Security Documents executed or to be executed by the Refiner; and (c) the written consent of all counterparties to the sale and purchase contracts assigned under the Security Documents, where applicable.

15.	Receipt by the Bank of documentary evidence on the continued application as force of law in respect of [the authority from The Independent Consumer & Competition Commission (Oil Refining Facility State Agreement Exception) Regulation 2003 as gazetted in the National Gazette on 25 September 2003 relation to the domestic price formula for all petroleum products], and the Bank being satisfied with the same.

16.	Receipt by the Bank of the appointment of a process agent in Singapore, by the Borrower, the Refiner and IOC, together with the acceptance by such process agents of their respective appointment, each in form and substance satisfactory to the Bank.

17.	Receipt by the Bank of a legal opinion of the Bank’s Papua New Guinea legal counsel in form and substance satisfactory to the Bank.

18.	Receipt by the Bank of a legal opinion of the Bank’s Cayman Island legal counsel in form and substance satisfactory to the Bank.

19.	Receipt by the Bank of a legal opinion of the Bank’s Canadian legal counsel in form and substance satisfactory to the Bank.

20.	Receipt by the Bank of a legal opinion of the Bank’s Bahamas legal counsel in form and substance satisfactory to the Bank.

21.	Receipt by the Bank of a legal opinion of the Bank’s Singapore legal counsel in form and substance satisfactory to the Bank.

22.	Receipt by the Bank of the PNG Regulation and the Project Agreement (as each is defined in Schedule 2).

23.	Execution of all Security Documents, the Letter Agreement and all documents defined in Letter Agreement.

24.	Establishment of the Accounts as defined in Clause 14 of the Letter Agreement.

25.	Receipt by the Bank of documentary evidence containing clear identification of the dead stock levels in the Refiner’s refinery and storage facilities and issued by Petrofac Niugini.

26.	Payment by the Borrower of the legal and other expenses incurred by the Bank in the preparation negotiation, execution and perfection of the Letter Agreement, the Security Documents and the transactions contemplated therein.

27.	Such other documents reasonably required by the Bank related to the Letter Agreement, the Facilities and/or the Security Documents, and notified to the Borrower.

SCHEDULE 3
Events of Default
For the purpose this Schedule 3, the Standard Terms and the Addendum to the Standard Terms, a “Material Adverse Effect” means a material adverse effect on (i) the operation of the Refinery, (ii) the business, operations, prospects, condition (financial or otherwise) of the Borrower or any Surety, (iii) the ability of the Borrower or any Surety to perform its obligations under the Letter Agreement and/or the Security Documents to which it is a party, (iv) the validity or enforceability of any material provision of the Letter Agreement and/or the Security Documents to which it is a party, (v) the effectiveness or priority of the Bank’s security interest under any Security Document, or (v) the rights and remedies available to the Bank under the Letter Agreement and/or any of the Security Documents.
Each of the events or circumstances set out below is an Event of Default for the purpose of Section A, Clause 9 of the Standard Terms:
1.	Each of the events set out in Section A, Clause 9.1 of the Standard Terms.

2.	Non-compliance of the Independent Consumer and Competition Commission (Oil Refining Facility State Agreement Exception) Regulation 2003 as gazetted in the Papua New Guinea National Gazette on 25 September 2003 whereby the Independent State of Papua New Guinea (the “State”) shall ensure that the Domestic Distributors shall first purchase the petroleum products for Papua New Guinea domestic consumption from the Refiner at the Import Parity Price formula (the “PNG Regulation”), and such non-compliance is not rectified by the Borrower to the complete satisfaction of the Bank within thirty (30) days from the date of its occurrence.

“Import Parity Price” means in respect to a petroleum products, its import parity price as determined in accordance with the provisions of the agreement dated 29 May 1997 between the State and the Borrower and the Refiner (as varied by an extension deed dated 1 July 1999 between the Appendix A of the State and the Borrower and the Refiner), as attached to the petroleum processing facility license granted to the Refiner pursuant to Papua New Guinea Oil and Gas Act 1998 (the “Project Agreement”).

“Domestic Distributors” means all distributors in the State that distribute petroleum products to retailers of such petroleum product.

3.	Any amendment, revocation or termination of the PNG Regulation for any reason whatsoever, and such amendment, revocation or termination is not rectified by the Borrower or such relevant parties to the complete satisfaction of the Bank within thirty (30) days from the date of its occurrence.

4.	Any amendment, breach, revocation or termination of the Project Agreement, including but not limited to the State’s covenant to ensure that the Domestic Distributors first purchase the Products from domestic refineries including the Refiner at the Import Parity Price formula, and such amendment, breach, revocation or termination is not rectified by the Borrower or such relevant parties to the complete satisfaction of the Bank within thirty (30) days from the date of the its occurrence.

“Project Agreement” means the Agreement dated 29 May 1997 between the State of Papua New Guinea, the Borrower and the Refiner (as varied by an extension deed dated 1 July 1999 between the Appendix A of the State of Papua New Guinea, the Borrower and the Refiner), as attached to the petroleum processing facility license granted to the Refiner pursuant to Papua New Guinea Oil and Gas Act 1998.

5.	Any change in control and/or ownership of the Borrower and/or the Refiner and/or any Guarantor (excluding IOC) from the control/ownership structure existing as at the date of the Letter Agreement, without the Prior written consent of the Bank, such written consent not to be unreasonably withheld.

6.	Any change in control and/or ownership of IOC from the control/ownership structure existing as at the date of the Letter Agreement in excess of 50% in aggregate, without the prior written consent of the Bank, such written consent not to be unreasonably withheld.

7.	Any merger or amalgamation of the Borrower and/or the Refiner and/or any Guarantor without the prior written consent of the Bank, such written consent not to be unreasonably withheld.

8.	Any breach in the Security Margin, and such breach is not cured within three (3) Business Days from the date written notice from the Bank.

9.	The CVR being less than 1.20, and such shortfall is not cured within three (3) Business Days from the date written notice from the Bank.

10.	Any material adverse development in the financial, economic or political condition in Papua New Guinea which, in the opinion of the Bank, may have a material adverse effect on the Borrower and/or the Refiner and/or any Guarantor.

11.	Any material change or proposed change the nature and/or scope of the Borrower’s business, save with the prior written consent of the Bank.

12.	The government of Papua New Guinea or Singapore or any of the respective countries in which the Borrower, the Refiner and the respective Guarantor is incorporated or any agency thereof, imposes or declares that it will impose any form of exchange control or any law is passed or any other event occurred that will prohibit, substantially prevent or impair the ability of the Borrower, the Refiner and/or any Guarantor to pay remit when due, the principal, interest, fees under the Facilities or to otherwise perform its respective obligations under the Letter Agreement, the Security Documents and/or the sale contracts referred to in the Letter Agreement to which it is a party.
Upon the occurrence of any of the above Events of Default, the consequences set out in Section A, Clause 9 of the Standard Terms shall apply.